               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                          Faircom Inc.
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.01 par value
_________________________________________________________________
                 (Title of Class of Securities)


                           303762-10-8
_________________________________________________________________
                         (CUSIP Number)


                          John H. Wyant
                         2000 PNC Center
                      201 East Fifth Street
                     Cincinnati, Ohio  45202
                         (513) 723-2300
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 13, 1998
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 6 Pages
CUSIP No. 303762-10-8         13D                 2 of 6 pages
_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                 Blue Chip Venture Company, Ltd.
                           31-1480937
_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) ___
     (b)  X

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC
_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)   Citizenship or Place of Organization

                             Ohio
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power        17,049,512 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power             -0- |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power   17,049,512 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power        -0- |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                           17,049,512
_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) ___

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              69.8
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               PN
Item 1.   Security and Issuer
          -------------------

          This statement relates to the Common Stock, $.01 par value ("Common Stock"), of Faircom Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               Faircom Inc.
               333 Glen Head Road
               Old Brookville, New York 11545


Item 2.   Identity and Background
          -----------------------

          The person filing this statement is Blue Chip Venture
Company Ltd., an Ohio limited liability company ("Blue Chip").
Blue Chip's business address is 2000 PNC Center, 201 East Fifth
Street, Cincinnati, Ohio 45202.

          The members and managers of Blue Chip and their principal occupations are set forth below.

Name                Principal Occupation
----                --------------------
John H. Wyant       Manager, Blue Chip and President
                    Blue Chip Venture Company

Z. David Patterson  Manager, Blue Chip and Executive
                    Vice President, Blue Chip Venture Company

John McIlwraith     Manager, Blue Chip

All of such persons are citizens of the United States. The address of all such persons is c/o Blue Chip at the address set forth above. During the last five years none of such persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Blue Chip is the general partner of Blue Chip Capital Fund II Limited Partnership ("Blue Chip II") and an affiliate of a special limited partner and portfolio manager of Miami Valley Venture Fund L.P. ("Miami Valley"). In such capacity, Blue Chip exercises sole voting and dispositive power over all securities held by both funds.

Item 4.   Purpose of Transaction.
          ----------------------

          The purpose of the acquisition of the Common Stock is investment. Blue Chip may acquire additional shares of Common Stock or dispose of shares if it deems such transaction to be financially advantageous. Blue Chip also reserves the right to change such intent if circumstances change. Except as described below, Blue Chip currently has no plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

     The Issuer has agreed to use its best efforts to cause the shareholders of the Issuer to elect to its Board of Directors two nominees proposed by Blue Chip II and Miami Valley. The Issuer has also agreed that, if it does not, on or before January 1, 1998, consummate a merger of the Issuer with another corporation on terms acceptable to Blue Chip II and Miami Valley, then upon notice from Blue Chip II and Miami Valley, the Issuer will take all action necessary to liquidate the Issuer and each of its subsidiaries on terms and conditions acceptable to Blue Chip II and Miami Valley, such approval not to be unreasonably withheld.

     The Issuer has entered into an Agreement of Merger (the "Merger Agreement") dated as of December 5, 1997 among the Issuer, Regent Communications, Inc. ("Regent") and a wholly-owned subsidiary of Regent. Pursuant to the Merger Agreement, Blue Chip and Miami have consented to the Merger and agreed to convert at least $7,500,000 principal amount of the Promissory Notes described below into Common Stock immediately prior to the consummation of the merger.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following table sets forth information with respect to the shares of Common Stock of which Blue Chip has or shares beneficial ownership:
                                                  Percent of
Record Owner             Number of Shares         Outstanding
------------             ----------------         -----------

Blue Chip II              14,492,085(1)(3)           66.3

Miami Valley               2,557,427(2)(3)           25.7
                          ----------                 ----

     Total                17,049,512                 69.8

(1) As general partner of Blue Chip II, Blue Chip has sole voting power and dispositive power with respect to these shares.

(2)  As an affiliate of a special limited partner of Miami
     Valley, Blue Chip has sole voting power and dispositive power with respect to these shares.

(3) All of such shares of Common Stock are beneficially owned pursuant to the right to convert (a) $4,411,765 principal amount of the Issuer's Class A Convertible Subordinated Promissory Notes due July 1, 2002, of which $3,750,000 principal amount are held of record by Blue Chip II and $661,765 are held of record by Miami Valley and (b) $4,588,235 principal amount of the Issuer's Class B Convertible Subordinated Promissory Notes due July 1, 2002, of which $3,900,000 principal amount are held of record by Blue Chip II and $688,235 are held of record by Miami Valley (collectively, the "Notes").

          The following table sets forth information with respect to all transactions with respect to the Common Stock in which Blue Chip has engaged in the last 60 days.

Date                     Shares Sold         Price Per Share
----                     -----------         ---------------

February 13, 1998        1,962,488(1)               --

(1) Represents sale of $1.0 million principal amount of the Notes at a price equal to their principal amount.

All of the above Notes were sold to a sophisticated investor in a private placement pursuant to the Note Purchase Agreement (the "Note Purchase Agreement") dated as of February 13, 1998 among Blue Chip II, Miami Valley and PNC Bank, National Association, Trustee (No. 1061291).

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of Issuer.
          --------------------------------------------------

          All of the Notes and the Common Stock subject thereto are subject to the terms of the Securities Purchase Agreement, a copy of which is attached as Exhibit 1 hereto and which is incorporated herein by reference, the Merger Agreement, a copy of which is attached as Exhibit 2 hereto and which is incorporated herein by reference, and the Note Purchase Agreement, a copy of which is attached as Exhibit 3 hereto and which is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1.  Securities Purchase Agreement dated as of June 30,
1997 among Blue Chip II, Miami Valley, the Issuer, Faircom Flint
Inc. and Faircom Mansfield Inc. (previously filed)

          2. Agreement of Merger dated as of December 5, 1997 among the Issuer, Regent Communications, Inc. and Regent Merger
Corp.

          3.  Note Purchase Agreement dated as of February 13,
1998 among Blue Chip II, Miami Valley and PNC Bank, National
Association, Trustee (No. 1061291).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BLUE CHIP VENTURE COMPANY LTD.


February 27, 1998             By:    /s/ John H. Wyant
-----------------                 --------------------------
    Date                          John H. Wyant
                                  Manager

                                                  Appendix A

                       AGREEMENT OF MERGER


                              AMONG


                          FAIRCOM INC.


                               AND


                       REGENT MERGER CORP.


                               AND


                   REGENT COMMUNICATIONS, INC.


                  Dated as of December 5, 1997

                        TABLE OF CONTENTS
                        -----------------

                                                           PAGE
                                                           ----
DEFINITION OF TERMS
               1.   Definition of Terms......................2

               (a)  [Reserved]...............................2
               (b)  Closing Date and Closing.................2
               (c)  Commission...............................2
               (d)  Commission's Order.......................2
               (e)  Effectiveness............................2
               (f)  [Reserved]...............................2
               (g)  Faircom Broadcast Assets.................2
               (h)  Faircom Budget...........................3
               (i)  Faircom Financial........................3
               (j)  Faircom Licenses.........................3
               (k)  Faircom Senior Debt......................3
               (l)  Faircom Stations.........................3
               (m)  Faircom Stock............................4
               (n)  Faircom Stockholders.....................4
               (o)  Faircom Subordinated Notes...............4
               (p)  Faircom Subsidiaries.....................4
               (q)  Final Order..............................4
               (r)  [Reserved]...............................4
               (s)  Intellectual Property....................4
               (t)  Internal Revenue Code....................4
               (u)  Optionholders............................4
               (u-1)Park Lane................................4
               (v)  Park Lane Financials.....................4
               (w)  Park Lane Stations.......................5
               (x)  Preferred Stock..........................5
               (y)  Pro-Rata Percentage Interest.............5
               (z)  Regent Assets............................5
               (aa) Regent Financials........................5
               (bb) Regent Licenses..........................6
               (cc) Regent Projections.......................6
               (dd) Regent Station...........................6
               (ee) Regent Subsidiaries......................6
               (ff) SEC......................................6
               (gg) [Reserved]...............................6
               (hh) Shelby Station...........................6
               (ii) Shelby Station Pro Forma Broadcast
                    cash Flow................................6
               (jj) Trustee..................................6

                                                           PAGE
                                                           ----
AGREEMENT TO MERGE
               2.   Agreement................................6
               3.   Action to Effect Merger..................6
               4.   Certificate of Incorporation and
                    By-Laws..................................7
               5.   Directors................................7
               6.   Officers.................................7
               7.   Stockholder Approval; Effectiveness
                    of Merger................................7
               8.   Authorized Shares of Surviving
                    Corporation..............................8
               9.   Authorized Shares of Disappearing
                    Corporation..............................8

MODE OF EFFECTING MERGER

               10.  Conversion and Exchange of Shares........8
               11.  Funding of Consideration for Faircom
                    Stock....................................9
               12.  Issuance of Preferred Stock..............9
               12A. SEC Registration.........................9
               12B. Affiliates..............................11
               12C. Trading Prohibitions....................11
               12D. No Solicitation.........................12
               12E. Registration Rights.....................12

CONSIDERATION

               13.  (a)  Base Consideration.................17
                    (b)  Consideration After Adjustments....17
                    (c)  Consideration Per Share Before
                         Appraisal Rights...................19
                    (d)  Distributions by Trustee...........19
               14.  Surrender of Certificates and Delivery
                    of Consideration After Adjustments......20

COMMISSION MATTERS

               15.  Commission Consent to Transfers of
                    Control.................................21
               16.  Applications for Consent - Cooperation
                    of the Parties..........................21
               17.  Costs and Expenses......................22
               18.  Operation of Stations Before Closing....22
               19.  Control and Access......................22
               20.  [Reserved]..............................22

COVENANTS, REPRESENTATIONS AND WARRANTIES OF FAIRCOM

               21.  Covenants, Representations and Warranties
                    of Faircom..............................22
                    (a)  Corporate Standing and Authority...23
                    (b)  Capitalization; Faircom Stock......23




                                                           PAGE
                                                           ----
                    (c)  Corporate Power....................24
                    (d)  [Reserved].........................24
                    (e)  [Reserved].........................24
                    (f)  Affiliates.........................25
                    (g)  Rights to Acquire Securities.......25
                    (h)  Corporate Records..................25
                    (i)  Title to Faircom Broadcast Assets..25
                    (j)  Financial Statements; Budget.......25
                    (k)  Contracts..........................26
                    (l)  Government Authorizations..........27
                    (m)  Management, Key Employees and
                         Accounts...........................28
                    (n)  Tax Elections......................28
                    (o)  Related Transactions...............28
                    (p)  Taxes..............................28
                    (q)  Employee Benefit Plans.............29
                    (r)  Compliance with Commission
                         Regulations........................29
                    (s)  Personal Property..................29
                    (t)  Real Property......................30
                    (u)  Environmental......................31
                    (v)  Insurance..........................31
                    (w)  Accounts and Notes Receivable......31
                    (x)  Laws, Regulations and Instruments..32
                    (y)  Conduct of Faircom Stations........32
                    (z)  Disposition of Assets..............32
                    (aa) Transmitter Sites..................32
                    (bb) Litigation.........................32
                    (cc) No Conflict........................33
                    (dd) Required Consents..................33
                    (ee) Intellectual Property..............33
                    (ff) Qualifications for Transfer of
                         Control............................34
                    (gg) Public Inspection File.............34
                    (hh) Absence of Certain Changes.........34
                    (ii) Personnel Information..............35
                    (jj) [Reserved].........................35
                    (kk) Outstanding Debt...................35
                    (ll) Negative Covenants.................35
                    (mm) Affirmative Covenants..............36
                    (nn) Additional Agreements..............37
                    (oo) Join in Execution of Documents.....37
                    (pp) Full Disclosure....................37
                    (qq) Submission of Material for
                         Registration Statement.............38
                    (rr) Fairness and Tax Opinions..........38












COVENANTS, REPRESENTATIONS AND WARRANTIES
OF REGENT AND SUBSIDIARY
                                                           PAGE
                                                           ----
               22.  Covenants, Representations and Warranties
                    of Regent and Subsidiary................38
                    (a)  Corporate Standing and Authority...39
                    (b)  Capitalization; Regent Stock.......39
                    (c)  Corporate Power....................40
                    (d)  [Reserved].........................40
                    (e)  [Reserved].........................40
                    (f)  Affiliates.........................40
                    (g)  Rights to Acquire Securities.......40
                    (h)  Corporate Records..................41
                    (i)  Title to Regent Assets.............41
                    (j)  Financial Statements; Projections..41
                    (k)  Contracts..........................41
                    (l)  Government Authorizations..........43
                    (m)  Management, Key Employees and
                         Accounts...........................44
                    (n)  Tax Elections......................44
                    (o)  Related Transactions...............44
                    (p)  Taxes..............................44
                    (q)  Employee Benefit Plans.............45
                    (r)  Compliance with Commission
                         Regulations........................45
                    (s)  Personal Property..................45
                    (t)  Real Property......................46
                    (u)  Environmental......................47
                    (v)  Insurance..........................48
                    (w)  Accounts and Notes Receivable......48
                    (x)  Laws, Regulations and Instruments..48
                    (y)  Conduct of Regent Station and Park
                         Lane Stations......................49
                    (z)  Disposition of Assets..............49
                    (aa) Transmitter Sites..................49
                    (bb) Litigation.........................49
                    (cc) No Conflict........................49
                    (dd) Required Consents..................50
                    (ee) Intellectual Property..............50
                    (ff) Qualifications for Transfer of
                         Control............................50
                    (gg) Public Inspection File.............51
                    (hh) Absence of Certain Changes.........51
                    (ii) Personnel Information..............51
                    (jj) [Reserved].........................52
                    (kk) Outstanding Debt...................52
                    (ll) Negative Covenants.................52
                    (mm) Affirmative Covenants..............53
                    (nn) Additional Agreements..............54
                    (oo) Join in Execution of Documents.....54







                              - iv-

                                                           PAGE
                                                           ----
                    (pp)  Full Disclosure...................54
                    (qq)  Issuance of Preferred Stock.......55
                    (rr)  Transferability of Preferred
                          Stock.............................55
               23.  [Reserved]..............................55

RISK OF LOSS

               24.  Risk of Loss............................55
                    (a)  Faircom Broadcast Assets...........55
                    (b)  Regent Assets......................56
                    (c)  Broadcast Transmission of Stations
                         Prior to Closing...................56

CONDITIONS PRECEDENT TO SUBSIDIARY'S AND REGENT'S
OBLIGATION TO CLOSE

               25.  Conditions Precedent to Subsidiary's and
                    Regent's Oligations.....................57
                    (a)  Representations, Warranties and
                         Covenants..........................57
                    (b)  Delivery of Closing Documents......57
                    (c)  Faircom Licenses...................57
                    (d)  Consents...........................57
                    (e)  Final Order........................58
                    (f)  Adverse Proceedings................58
                    (g)  Examination of Real Property.......58
                    (h)  Dissenters' Rights.................58
                    (i)  Faircom Information................58
                    (j)  Stockholder Approval...............58
                    (k)  Registration Statement.............58
                    (l)  Regent Financing; Acquisitio8
                         of Park Lane.......................58
                    (m)  Tax Opinion of Regent's Counsel....58
                    (n)  Conversion of Faircom Subordinated
                         Notes..............................58

CONDITIONS PRECEDENT TO FAIRCOM'S OBLIGATION TO CLOSE

               26.  Conditions Precedent to Faircom's
                    Obligations.............................59
                    (a)  Representations, Warranties and
                         Covenants..........................59
                    (b)  Consideration......................59
                    (c)  Delivery of Closing Documents......59
                    (d)  Regent Licenses....................59
                    (e)  Final Order........................59
                    (f)  Consents...........................59
                    (g)  Adverse Proceedings................59
                    (h)  Issuance of Preferred Stock........60
                    (i)  Examination of Real Property.......60
                    (j)  Regent Financing; Acquisition of
                         Park Lane..........................60
                    (k)  Stockholder Approval...............60



                                                           PAGE
                                                           ----
                    (l)  Registration Statement.............60
                    (m)  Tax Opinion........................60
                    (n)  Fairness Opinion...................60
                    (o)  Tax Opinion of Regent's Counsel....60

CLOSING DOCUMENTS

               27.  Closing Documents to be Delivered by
                    Faircom.................................60
               28.  Closing Documents to be Delivered by
                    Regent and Subsidiary...................61
               29.  [Reserved]..............................62
               30.  Termination.............................62
               31.  Remedies on Termination of Agreement
                    or Default Prior to Closing.............63
               32.  Brokerage...............................64
               33.  Survival of Representations and
                    Warranties..............................64

MISCELLANEOUS PROVISIONS

               34.  Employment Agreement....................65
               35.  Headings................................65
               36.  Execution...............................65
               37.  Notices.................................65
               38.  Disclosure..............................66
               39.  Receipt of Preferred Stock..............66
               40.  Entire Agreement........................66
               41.  Governing Laws..........................66
               42.  Successors and Assigns..................66


























                       AGREEMENT OF MERGER

          THIS AGREEMENT OF MERGER (this "Agreement") is made and entered as of this 5th day of December, 1997, by and among FAIRCOM INC., a Delaware corporation (hereinafter referred to as "Faircom"), REGENT MERGER CORP., a Delaware corporation (hereinafter referred to as "Subsidiary"), REGENT COMMUNICATIONS, INC., a Delaware corporation (hereinafter referred to as "Regent"), BLUE CHIP CAPITAL FUND II LIMITED PARTNERSHIP (hereinafter referred to as "Blue Chip"), and MIAMI VALLEY VENTURE FUND L.P. (hereinafter referred to as "Miami Valley").

                            PREAMBLE

                      W I T N E S S E T H:

          THAT, WHEREAS, Faircom, through its wholly-owned subsidiaries, Faircom Flint Inc. and Faircom Mansfield Inc., is the owner, operator and licensee of radio stations WCRZ-FM, WFNT-
AM, and WWBN-FM in Flint, Michigan, and WYHT-FM and WMAN-AM in
Mansfield, Ohio, respectively; and

          WHEREAS, Subsidiary is a wholly-owned subsidiary of Regent; and

          WHEREAS, the Boards of Directors of Faircom and Subsidiary have approved and adopted this Agreement pursuant to which Faircom (sometimes referred to as "the Disappearing Corporation") will be merged into Subsidiary (sometimes referred to as "the Surviving Corporation") under the laws of the State of Delaware in the manner provided therefor pursuant to Section 251 and related sections of Title 8 of the Delaware Code and the terms of this Agreement (the "Merger"); and

          WHEREAS, as a result of such merger, immediately after Effectiveness the Faircom Stockholders will own approximately 57% or more of the outstanding capital stock of Regent, and Regent will own all of the outstanding capital stock of Faircom; and

          WHEREAS, control of Regent and Faircom may not be transferred without prior written consent of the Federal
Communications Commission; and

          WHEREAS, Regent, Subsidiary, and Faircom have negotiated the terms and conditions of the Merger, including the consideration to be paid to the Faircom Stockholders and the Optionholders.

          NOW, THEREFORE, in consideration of the mutual promises and the conditions hereinafter contained, and subject to the conditions hereinafter set forth, the parties hereto agree as follows:










                              -A1-
                       DEFINITION OF TERMS

          1. DEFINITION OF TERMS. In addition to the words and terms defined in the recitals and elsewhere in this Agreement, the following terms shall have the following meanings:

               (a)  [Reserved]

               (b) "Closing Date" means the date, time and place designated by written notice from Subsidiary to Faircom, which date shall be as soon as practicable but no later than ten (10) days after the date of the last to occur of the following: (i) the Registration Statement (as hereinafter defined) is declared effective; (ii) the later of the Final Order or the satisfaction of any condition imposed by the Commission pursuant to the Commission's Order, or such other date within the effective period (including any extension thereof) of the Commission's order as shall be mutually agreed upon by Faircom and Subsidiary;
(iii) the approval of the Merger by the Faircom stockholders; and
(iv) the delivery to Regent of the Closing Worksheet prepared by Faircom in accordance with the provisions of Paragraph 13(b) hereof. "Closing" means the exchange of the Faircom Stock for the Preferred Stock, the delivery of the Preferred Stock to the Faircom Stockholders, and the execution and delivery of the other documents as provided herein.

               (c)  "Commission" means the Federal Communications
Commission.

               (d) "Commission's Order" means the action of the Commission consenting to the transfers of control contemplated herein.

               (e) "Effectiveness" means the date and time at which the Merger shall become effective, which shall be upon the due and proper filing of the Certificate of Merger.

               (f)  [Reserved.]

               (g)  "Faircom Broadcast Assets" means, with
respect to the Faircom Stations:

                    (i)   The Licenses  listed on Exhibit l(j)
and the Public Inspection File maintained in connection therewith.

                    (ii)  All contracts  for the sale of
broadcast time or advertising on the Faircom Stations for cash which are valid and enforceable as of the Closing Date.

                    (iii) All  contracts  for the sale of
broadcast time or advertising on the Faircom Stations in exchange for merchandise or services (or a combination of merchandise or services and cash) which are valid and enforceable as of the Closing Date.

                    (iv)  All other  leases,  contracts and
agreements relating to the operation of the Faircom Stations and which are in effect on the Closing Date, including without limitation those described in Exhibit 21(k-1).


                              -A2-
                    (v)   All the tangible property, assets,
furniture, fixtures, supplies, materials, goods, transmitters and equipment used or useful in the operation of the Faircom Stations, including, without limitation, those listed on Exhibit 21(s) and including replacements thereof or additions thereto made between the date hereof and the Closing Date, less any retirements made in the ordinary and usual course of business.

                    (vi) Goodwill, privileges, permits,
copyrights, logos, jingles, service marks, trademarks and trade names (including rights in applications in connection therewith), and other intangible rights (including rights to the call letters of the Faircom Stations) used or useful in the operation of the Faircom Stations or in connection therewith.

                    (vii) The correspondence, files, records, stock books, minute books, books of account, logs, advertising lists, copy and other files, books, writings and records of Faircom and the Faircom Subsidiaries.

                    (viii) All accounts and notes receivable of Faircom or the Faircom Subsidiaries as of the Closing Date.

                    (ix) The real property owned by Faircom or the Faircom Subsidiaries, including without limitation that which is described in Exhibit 2l(t).

                    (x) All other things owned by Faircom or the Faircom Subsidiaries (including, without limitation, cash on hand) used or useful in the operation of the Faircom Stations and not disposed of in the ordinary and usual course of business and any other assets acquired by Faircom or the Faircom Subsidiaries prior to Closing.

               (h) "Faircom Budget" means the 1997 Consolidated and Consolidating projected operating statements of Faircom, a copy of which has been delivered to Regent. Such operating statements shall contain pro forma statements for the entire year for stations acquired or managed for partial periods of 1997.

               (i) "Faircom Financials" means the audited financial statements of Faircom for the years ended December 31, 1994, 1995 and 1996, and the unaudited financial statements of Faircom for the six months ended June 30, 1997, and for monthly periods thereafter to the most recent month preceding the Closing as reasonably practicable, furnished by Faircom to Regent and consisting of balance sheets, statements of income and retained earnings, and, except for unaudited financials, statements of changes in financial position.

               (j) "Faircom Licenses" means all licenses, permits and authorizations issued by the Commission relative to the Faircom Stations, as listed and described on Exhibit 1(j) attached hereto and incorporated by reference herein.

               (k) "Faircom Senior Debt" means the indebtedness of Faircom listed on Exhibit 1(k) hereof.

               (l) "Faircom Stations" means the following radio stations and their cities of license: WCRZ-FM, WFNT-AM, Flint,


                              -A3-
Michigan; WWBN-FM, Tuscola, Michigan; WYHT-FM and WMAN-AM,
Mansfield, Ohio; and, if acquired on or before the Closing Date, the Shelby Station, and the auxiliary licenses of all such Faircom Stations.

               (m) "Faircom Stock" means all shares of the capital stock of Faircom outstanding on the Closing Date, including all shares issued on conversion of the Faircom
Subordinated Notes as contemplated hereby.

               (n) "Faircom Stockholders" means all of the holders of the issued and outstanding shares of capital stock of Faircom as of the Closing Date, including all shares issued on conversion of the Faircom Subordinated Notes as contemplated hereby.

               (o) "Faircom Subordinated Notes" means those certain Class A Convertible Subordinated Promissory Notes and Class B Convertible Subordinated Promissory Notes in favor of Blue Chip Capital Fund II Limited Partnership and Miami Valley Venture Fund L.P. in the aggregate principal amount of $10,000,000.

               (p) "Faircom Subsidiaries" means Faircom Flint
Inc. and Faircom Mansfield Inc. and, if the Shelby Station is acquired on or before the Closing Date, Faircom Shelby Inc.

               (q) "Final Order" means the Commission's Order as to which the time for filing a request for all administrative or judicial review shall have expired without any such filing having been made.

               (r)  [Reserved].

               (s) "Intellectual Property" means all of the rights in and to the call letters (and any variation thereof), trademarks, trade names, service marks, franchises, copyrights (including registrations and applications for registration of any of the foregoing), computer software, programs and programming material of whatever form or nature, jingles, slogans, logos or licenses to use same and other intangible property rights which are used or useful in connection with the operation of the Faircom Stations, the Regent Station and the Park Lane Stations, together with any associated goodwill and any additions thereto between the date of this Agreement and the Closing Date.

               (t) "Internal Revenue Code" means the Internal
Revenue Code of 1986, as amended.

               (u) "Optionholders" means those persons listed on
Exhibit 21(b) and any amendments thereto as of the Closing Date, and identified thereon as holding options to acquire capital stock of Faircom.

               (u-1) "Park Lane" means The Park Lane Group, a
California corporation.

               (v) "Park Lane Financials" means the consolidated and consolidating financial statements for Park Lane for the



                              -A4-
fiscal year ended December 31, 1996 and for the fiscal years ended December 31, 1992, 1993, 1994 and 1995, and notes thereto, as certified by Coopers & Lybrand, independent public accountants. The Park Lane Financials include (i) the audited consolidated balance sheets of Park Lane and its subsidiaries as of December 31, 1996; (ii) the related audited consolidated statements of earnings, source and application of funds, shareholders' equity and changes in financial position or cash flows (as the case may be) for the years ended as indicated on each of the Park Lane financial statements; and (iii) an unaudited balance sheet of Park Lane as of April 30, 1997 and the unaudited statement of earnings and source and application of funds for the four-month period then ended, and unaudited financial statements for monthly periods thereafter through August 31, 1997.

               (w) "Park Lane Stations" means the following radio stations and their cities of license, constituting The Park Lane Group, currently operated by Regent under a time brokerage agreement with The Park Lane Group (which commenced on August 18,
1997), which Regent has agreed to purchase pursuant to a certain Stock Purchase Agreement dated June 16, 1997: KZGL-FM, Cottonwood, Arizona; KVNA-AM and KVNA-FM, Flagstaff, Arizona; KAAA-AM and KZZZ-FM, Kingman, Arizona; KFMF-FM, Chico, California; KPPL-AM, Colusa, California; KATJ-FM, George, California; KVOY-AM, Mojave, California; KALF-FM, Red Bluff, California; KQMS-AM and KSHA-FM, Redding, California; KOWL-AM and KRLT-FM, South Lake Tahoe, California; KTPI-FM, Tehachapi, California; and KROY-AM, Victorville, California, and the auxiliary licenses of all such Park Lane Stations.

               (x) "Preferred Stock" means the Series C
Convertible Preferred Stock of Regent being issued and delivered to, and acquired by, the Faircom Stockholders under the terms of this Agreement, as set forth in the Amended and Restated Certificate of Incorporation of Regent in substantially the form of Exhibit 1(x) hereto, which will be filed with the Delaware Secretary of State prior to the Closing Date.

               (y) "Pro-Rata Percentage Interest" means a Faircom
Stockholder's percentage interest in Faircom as determined in accordance with Paragraph 13(d)(1)(i) hereof.

               (z) "Regent Assets" means any asset which would be included in the definition of "Faircom Broadcast Assets" and which is used or useful in the operation of the Regent Station or the Park Lane Stations, and any other assets acquired by Regent or the Regent Subsidiaries prior to Closing.

               (aa) "Regent Financials" means the audited financial statements of Regent as of a date consistent with those that will be included in the Registration Statement (as hereinafter defined), and unaudited financial statements for monthly periods thereafter to the most recent month preceding the Closing as reasonably practicable, to be furnished by Regent to Faircom and consisting of balance sheets and statements of income and retained earnings, and, except for unaudited financials, statements of changes in financial position.




                              -A5-
               (bb) "Regent Licenses" means all licenses, permits and authorizations issued by the Commission relative to the Regent Station and the Park Lane Stations, as listed and described on Exhibit 1(bb) attached hereto and incorporated by reference herein.

               (cc) "Regent Projections" means pro forma projections for Regent for the fiscal years 1997 and 1998.

               (dd) "Regent Station" means radio station KCBQ-AM,
San Diego, California.

               (ee) "Regent Subsidiaries" means those
subsidiaries of Regent listed on Exhibit 1(ee) hereto.

               (ff) "SEC" means the Securities and Exchange
Commission.

               (gg) [Reserved]

               (hh) "Shelby Station" means radio station WSWR-FM, licensed to Shelby, Ohio and the auxiliary licenses of such station.

               (ii) "Shelby Station Pro Forma Broadcast Cash Flow" means the amount of Pro Forma Broadcast Cash Flow used by the lenders of Faircom providing the senior debt to Faircom for the acquisition of the Shelby Station to compute the amount of such senior debt. "Pro Forma Broadcast Cash Flow" means Pro Forma Net Broadcast Revenues less Pro Forma Operating Expenses, before provision for interest expense, depreciation and amortization and management fees, using accrual accounting and prepared in accordance with generally accepted accounting principles. "Pro Forma Net Broadcast Revenues" and "Pro Forma Operating Expenses", respectively, means the revenues, net of agency commissions, and the expenses, solely arising from the Shelby Station broadcasting operations, excluding any revenues or expenses from trades and barter, as prepared on a pro forma basis by such lenders. The computations hereunder shall be confirmed in writing by such lenders.

               (jj) "Trustee" means The Fifth Third Bank, an Ohio banking corporation.

                       AGREEMENT TO MERGE

          2.   AGREEMENT. Faircom and Subsidiary, both
corporations duly organized and existing under the laws of the State of Delaware, hereby agree that, in accordance with and subject to the terms and conditions set forth herein, upon Effectiveness, Faircom shall be merged with and into Subsidiary, the separate corporate existence of Faircom shall cease, Subsidiary shall continue in existence and shall succeed to and assume all the rights and obligations of Faircom, and such merger shall in all respects have the effect provided for in Section 259 of the General Corporation Law of the State of Delaware.

          3.   ACTION TO EFFECT MERGER. Prior to, from and after
Effectiveness, Faircom, Subsidiary and Regent shall take all such action as shall be necessary or appropriate, in order to


                              -A6-
effectuate the Merger in accordance with and subject to the terms of this Agreement and the laws of the State of Delaware.

          4. CERTIFICATE OF INCORPORATION AND BY-LAWS. From and after Effectiveness and until thereafter amended as provided by law, the Certificate of Incorporation and the By-Laws of Subsidiary, attached hereto as Exhibits 4(a) and 4(b), respectively, as in effect immediately prior to Effectiveness shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation.

          5.   DIRECTORS.

                    (a) The following shall be the directors of the Surviving Corporation as of and after Effectiveness to replace the existing directors of Faircom and to hold office as provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation:

                         Terry S. Jacobs
                       William L. Stakelin

                    (b) The following shall be the directors of Regent as of and after Effectiveness to hold office as provided in the Amended and Restated Certificate of Incorporation and By-
Laws of Regent:

                        Joel M. Fairman
                        Terry S. Jacobs
                        R. Glen Mayfield
                      William L. Stakelin
                         John H. Wyant

          6. OFFICERS. The following shall be the officers of Regent and of the Surviving Corporation as of and after Effectiveness to replace the existing officers of Faircom and to hold office as provided in the Certificate of Incorporation and By-Laws of Regent and the Surviving Corporation:

                     Chairman of the Board,
                    Chief Executive Officer,

Treasurer.......................................Terry S. Jacobs
Vice Chairman...................................Joel M. Fairman
President, Chief Operating Officer,
Secretary...................................William L. Stakelin
Vice President-Finance, Assistant
Secretary........................................Matthew Yeoman
Assistant Secretary.......................Christina Tenhundfeld
Assistant Secretary..............................Alan C. Rosser

          7. STOCKHOLDER APPROVAL; EFFECTIVENESS OF MERGER. This Agreement shall be submitted to the Faircom stockholders as provided by the applicable laws of the State of Delaware. If this Agreement is duly authorized and adopted by the requisite votes or written consents of the Faircom stockholders and is not terminated or abandoned in accordance with its terms, this Agreement shall be certified by Faircom and Subsidiary pursuant to Section 251(c) of the General Corporation Law of the State of Delaware, and the Surviving Corporation shall prepare, file and


                              -A7-
record a Certificate of Merger in the form provided under such
Section 251(c) as soon as practicable after the approval of the Faircom stockholders has been obtained and before or contemporaneously with the Closing. The Merger shall become effective upon the due and proper filing of the Certificate of Merger.

          8.   AUTHORIZED SHARES OF SURVIVING CORPORATION.
Subsidiary presently has authorized capital stock of 1,000 common shares, $1.00 per share par value, of which 100 shares are issued and outstanding to Regent.

          9.   AUTHORIZED SHARES OF DISAPPEARING CORPORATION.
Faircom presently has authorized and outstanding capital stock consisting of the following:

                              Total             Total
                            Authorized       Outstanding
          CAPITAL STOCK       SHARES           SHARES
          -------------     ----------       -----------

          Common Stock      35,000,000        7,378,199*

          *Does not include 19,012,000 shares of common stock reserved for conversion of the Faircom Subordinated Notes or 1,943,700 shares reserved for issuance upon exercise of outstanding options.

                    MODE OF EFFECTING MERGER

          10.  CONVERSION AND EXCHANGE OF SHARES.

               (a) At Effectiveness, each share of Faircom Stock issued and outstanding immediately prior to Effectiveness (other than shares owned or held by dissenting Faircom Stockholders) shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically be converted into shares of Preferred Stock as hereinafter provided, and each share of Faircom Stock held in Faircom's treasury immediately prior to Effectiveness shall, by virtue of the Merger, cease to be outstanding, and shall be canceled and retired without payment of any consideration therefor. At Effectiveness, the holders of each outstanding option to purchase shares of Faircom Common Stock (each a "Faircom Option") will receive such substitute stock options under the Regent Communications, Inc. Faircom Conversion Stock Option Plan ("Regent Options") as will satisfy the requirements of Section 424(a) of the Internal Revenue Code and the regulations under Treas. ss.1.425-1 and as will not constitute a modification of the existing Faircom Options under
Section 424(h) of the Internal Revenue Code. Each Faircom Option will be deemed to constitute an option to acquire the same number of shares of Preferred Stock as the holder of such Faircom Option would have been entitled to receive pursuant to the Merger had such holder exercised such Faircom Option in full immediately prior to the consummation of the Merger (whether or not such Faircom Option was in fact exercisable at the time). The terms of the Regent Options shall be the same as the terms of the existing Faircom Options, and such terms shall run from the date of grant of the Faircom Options. The Regent Options shall be immediately exercisable at the same aggregate exercise price as the Faircom


                              -A8-

Options surrendered in exchange therefor. The Regent Option agreements shall be substantially in the form of Exhibit 10(a). At the Closing, each Faircom Stockholder shall surrender for cancellation and exchange his certificate or certificates evidencing Faircom Stock (or in the case of holders of Faircom Options, option agreement); provided, however, any Faircom Stockholder who has properly elected to demand appraisal of shares pursuant to the applicable laws of Delaware need surrender his certificate or certificates only concurrently with a withdrawal of such demand or as required by law following a determination of the fair value of his or her shares.

               (b) The stock transfer books of Faircom shall be closed at Effectiveness, and thereafter no transfer of any such shares of Faircom Stock shall be recorded thereon. In the event a transfer of ownership of shares of Faircom Stock is not recorded on the stock transfer books of Faircom, a certificate or certificates representing the number of whole shares of Preferred Stock into which such shares of Faircom Stock shall have been converted in connection with the Merger may be issued to the transferee of such shares of Faircom Stock if the certificate or certificates representing such shares of Faircom Stock is or are surrendered to the Trustee accompanied by all documents deemed necessary by the Trustee to evidence and effect such transfer of ownership of shares of Faircom Stock and by the payment of any applicable stock transfer tax with respect to such transfer, subject to compliance with any restrictions or conditions contained herein with respect to the transfer of shares of Faircom Stock.

          11. FUNDING OF CONSIDERATION FOR FAIRCOM STOCK. On or before the Closing Date, Regent shall have issued to Subsidiary the number of shares of Preferred Stock equal to the Maximum Number of Shares to be Issued (as defined in Paragraph 13(b)(2) below).

          12. ISSUANCE OF PREFERRED STOCK. Subject to the provisions of paragraph 13 hereof, at the Closing, Subsidiary shall cause to be delivered to the Trustee certificates for the Maximum Number of Shares to be Issued, all of which shares shall be fully paid and non-assessable and registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws.

          The Trustee shall act as the disbursing agent and shall distribute to the Faircom Stockholders the consideration for the surrender and exchange of the Faircom Stock in accordance with paragraph 13(d) hereof.

          12A. SEC REGISTRATION.

               (a) Faircom shall furnish to Regent such information, including information about Faircom and the Faircom Subsidiaries (including the respective affiliates of any of them), as may be necessary to enable Regent to prepare and file with the SEC a registration statement on Form S-4 under the Securities Act, and the rules and regulations promulgated thereunder, in respect of the Preferred Stock to be issued by reason of the Merger (such registration statement, including the proxy statement/prospectus included therein, together with any amendments or supplements thereto, being referred to in this

                              -A9-
Agreement as the "Registration Statement"). Faircom covenants that the Faircom Information (as defined below) included in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the proxy statement/prospectus contained therein (the "Proxy Statement") is first mailed to Faircom's stockholders, or at the time of the meeting of the Faircom stockholders held to approve this Agreement, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to Effectiveness any event or circumstance should come to the attention of Faircom with respect to the Faircom Information that is required to be set forth in an amendment or supplement to the Registration Statement, Faircom shall immediately notify Regent and shall assist Regent in appropriately amending or supplementing the Registration Statement. An amendment or supplement may be accomplished, to the extent permitted by law, rule or regulation, by including such information in a filing under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference into the Registration Statement. The Registration Statement insofar as it relates to information concerning Faircom, the Faircom Subsidiaries or any of their respective businesses, assets, directors, officers, or stockholders or any other affiliates or other matters pertaining to Faircom that is supplied by Faircom for inclusion in the Registration Statement, including by incorporation by reference to SEC filings made by Faircom (the "Faircom Information") shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder; except that Faircom shall have no liability or obligation for any information other than the Faircom Information.

               (b) Faircom shall instruct its accountants, BDO Seidman, LLP, to deliver, and shall use its reasonable best efforts to cause such accountants to deliver, to Regent letters dated at the time the Registration Statement becomes effective and as of the Closing Date, addressed to Regent, each containing such matters as are customarily contained in auditors' letters regarding information about Faircom included in the Registration Statement, which auditors' letters shall be in form and substance reasonably satisfactory to Regent. Regent shall use its reasonable best efforts to cause its accountants, Coopers & Lybrand, LLP, to deliver to Faircom letters at such times containing similar information about Regent in form and substance reasonably satisfactory to Faircom.

               (c) Regent shall file the Registration Statement and use its reasonable best efforts to have it declared effective by the SEC as promptly as practicable, and shall use its reasonable best efforts to take any action required to be taken to comply in all material respects with any applicable federal or state securities laws in connection with the issuance of Preferred Stock in the Merger contemplated by this Agreement; except that such covenant of Regent is made as to those portions of the Registration Statement containing or required to contain Faircom Information, assuming and relying solely on timely and full compliance with subparagraphs (a) and (b) above.



                              -A10-

               (d) Regent covenants that the information included in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Proxy Statement is first mailed to the Faircom stockholders, or at the time of the meeting of the Faircom stockholders held to approve the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; except that Regent makes no covenant as to those portions of the Registration Statement containing or required to contain Faircom Information. If at any time prior to Effectiveness any event or circumstance should come to the attention of Regent that is required to be set forth in an amendment or supplement to the Registration Statement, Regent shall give reasonably prompt notice to Faircom and shall use its reasonable efforts to amend or supplement appropriately the Registration Statement.

               (e) Regent covenants that the Registration
Statement and all other documents required to be filed by Regent with the SEC in connection with the transactions contemplated herein shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder; except that Regent shall have no liability or obligation for any failure to comply with such requirements arising out of the Faircom
Information.

               (f) Regent covenants to obtain prior to the effective date of the Registration Statement all necessary "blue sky" permits and approvals, if any, required to consummate the Merger.

               (g) Regent shall use all reasonable best efforts to take such action as may be necessary to ensure that the requirements of Rule 144(c) under the Securities Act are satisfied as to enable any "affiliates" of Faircom (as that term is used in Rule 145 under the Securities Act) to offer or sell the Preferred Stock received by them in the Merger pursuant to paragraph (d) of Rule 145 (subject to compliance with the provisions of paragraphs (e), (f) and (g) of Rule 144).

          12B. AFFILIATES. Faircom shall use its reasonable best efforts to cause each person that is an "affiliate" of Faircom under the Securities Act on the date of Faircom's stockholder meeting held to approve the Merger to deliver to Regent at the Closing a written agreement substantially in the form attached hereto as Exhibit 12B ("Rule 145 Letters").

          12C. TRADING PROHIBITIONS. Each of Regent and Faircom hereby acknowledges that as a result of disclosures by Regent and Faircom contemplated under this Agreement, Faircom, the Faircom Subsidiaries and their affiliates may, from time to time, have material, non-public information concerning such parties and their respective subsidiaries or affiliated companies. Each of Faircom and Regent confirms that it, each of the Faircom Subsidiaries and their affiliates is aware, and each party has advised its representatives that (i) the United States securities laws may prohibit a person who has material, non-public

                              -A11-
information from purchasing or selling securities of any company to which such information relates, and (ii) material non-public - information shall not be communicated to any other person except as permitted herein.

          12D. NO SOLICITATION. From and after the date hereof, Faircom will not, and shall use its reasonable best efforts not to permit, any of its officers, directors, employees, attorneys, financial advisors, agents or other representatives or those of any of its subsidiaries to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Takeover Proposal (as hereinafter defined) from any person, or engage in or continue discussions or negotiations relating thereto; provided, however, that Faircom may engage in unsolicited discussions or negotiations with, and furnish information concerning Faircom and its business, properties or assets to, any third party which makes a Takeover Proposal if the Board of Directors of Faircom concludes in good faith and in the exercise of its reasonable judgment after consultation with its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action would present a reasonable probability of violating the obligations of such Board to the Faircom Stockholders under applicable law (and such counsel has provided an opinion to Faircom's Board of Directors to such effect). Faircom will promptly (but in no case later than 24 hours) notify Regent of the receipt of any Takeover Proposal, including the material terms and conditions thereof and the identity of the person or group making such Takeover Proposal, and will promptly (but in no case later than 24 hours) notify Regent of any determination by Faircom's Board of Directors that a Superior Proposal (as hereinafter defined) has been made. As used in this Agreement (i) "Takeover Proposal" shall mean any proposal or offer, or any extension of interest by any third party relating to Faircom's willingness or ability to receive or discuss a proposal or offer, in each case made prior to

Faircom's stockholder vote at the meeting to consider the Merger, other than a proposal or offer by Regent or any of its subsidiaries, for a merger, consolidation or other business combination involving, or any purchase of, all or substantially all of the assets or more than 50% of the voting securities of, Faircom and (ii) "Superior Proposal" shall mean a bona fide Takeover Proposal made by a third party on terms that a majority of the members of the Board of Directors of Faircom determines, in their good faith reasonable judgment and based on the advice of an independent financial advisor, is more favorable to the Faircom Stockholders than the transactions contemplated hereby and for which any required financing is committed or which, in the good faith reasonable judgment of a majority of such members (after consultation with any independent financial advisor), is reasonably capable of being financed by such third party.

          12E.     REGISTRATION RIGHTS.

               (a) PIGGYBACK REGISTRATION RIGHTS. (i) If, during any period when either Blue Chip or Miami Valley holds shares of Preferred Stock, Regent files a registration statement with the SEC to register for public offering its common stock ("Regent Common Stock"), Regent shall give at least 45 days' advance written notice to Blue Chip or Miami Valley, as the case may be,


                              -A12-
of its intent to file such registration statement. If so requested by either Blue Chip or Miami Valley within 30 days after the giving of such written notice, to the extent then permissible under federal and applicable state securities laws, and the rules and regulations of the SEC thereunder, Regent shall include in such registration statement for resale for Blue Chip's or Miami Valley's account such portion of the shares into which the Preferred Stock held by Blue Chip or Miami Valley is then convertible (the "Conversion Stock"), as Blue Chip or Miami Valley shall request, except where the inclusion of any or all of Blue Chip's or Miami Valley's Conversion Stock is not permitted by Regent's underwriter(s) based on bona fide market considerations as specified below. To the extent Blue Chip's or Miami Valley's Conversion Stock is not included in such registration statement, either as a result of Blue Chip's or Miami Valley's requesting inclusion of less than all of such stock, of Blue Chip's or Miami Valley's not requesting inclusion within the thirty (30) day period specified above, or of the operation of the "underwriter out" specified below, such remaining shares of Conversion Stock shall continue to be subject to this Paragraph 12E and eligible for inclusion in any subsequent registration effected by Regent pursuant to this Paragraph 12E.

               (ii) Regent shall not be required to include any shares of Conversion Stock in any registration statement to the extent the public offering involves an underwriting, and the managing underwriter thereof advises Regent in writing that, in its opinion, the number of shares of Conversion Stock requested to be included, when added to the number of shares of Regent Common Stock desired to be offered by Regent, exceeds the number that can be sold in such offering, at a price reasonably related to fair market value. To the extent the managing underwriter provides such advice, the Conversion Stock to be included on behalf of Blue Chip and Miami Valley, and any other shares to be registered pursuant to such Registration Statement on behalf of another selling stockholder, shall be reduced pro rata, taking into account the number of shares requested to be registered by Blue Chip or Miami Valley and any other selling stockholders.

               (iii) At the time of any registration pursuant to this Paragraph 12E, Regent, Blue Chip and Miami Valley shall enter into any underwriting or other formal agreements containing such terms and provisions with respect to the marketing of such securities, indemnification and other related matters as may be reasonably required by Regent's underwriter(s) in any such registration. As a condition of the inclusion of the Conversion Stock in any such registration, Blue Chip and Miami Valley agree to furnish to Regent such information concerning Blue Chip and Miami Valley as may be requested by Regent as necessary in connection with the registration or qualification of the Conversion Stock under federal and state securities laws.

               (b) DEMAND REGISTRATION RIGHTS. At any time, Blue Chip and Miami Valley together may give notice to Regent requesting the registration under the Securities Act of any or all of the Conversion Stock then held by them or to be held by them upon conversion of the Preferred Stock. Upon receipt of such notice, Regent shall use its best efforts to effect as promptly as possible the registration under the Securities Act of the

                              -A13-

Conversion Stock that Regent has been requested to register pursuant to this Paragraph 12E. Regent shall not be obligated to file more than two registration statements under this Paragraph 12E or to keep such registration statement effective for more than 90 days. Regent shall not be obligated to effect any registration pursuant to this Paragraph 12E if such registration would require an audit of Regent as of a date other than its fiscal year end. Regent may defer the filing of a registration statement under this Paragraph 12E for a period of up to 90 days based on the good faith judgment of the Board of Directors that such delay is needed (x) to avoid premature disclosure of a matter if the Board has determined that the disclosure would not be in the best interests of Regent or (y) to avoid conflict with another public offering by Regent. Any registration statement prepared pursuant to this Paragraph 12E shall be subject to such restrictions or limitations as may be applicable by law to the sales price or sales method of the proposed offering of the Conversion Stock.

               (c) OTHER REGISTRATION RIGHTS. If Regent grants any registration rights (whether "demand" or "piggyback") to any other person, this Paragraph 12E shall be deemed amended, at the option of Blue Chip and Miami Valley, to grant to Blue Chip and Miami Valley rights equivalent to the most favorable rights granted to any other person.

               (d) REGISTRATION PROCEDURES. If and whenever
Regent is required by the provisions of this Paragraph 12E to effect the registration of any of Blue Chip and Miami Valley's shares of Conversion Stock or other securities under the Securities Act, Regent shall, as expeditiously as possible:

                    (i)  Prepare and file with the SEC a
registration statement with respect to such shares or other securities and use all reasonable efforts to cause such registration statement to become effective as promptly as possible;

                    (ii) Prepare and file with the SEC such
amendments and supplements to such registration statement as may be necessary to keep such registration statement effective for three (3) months from the date of its effectiveness;

                    (iii) Furnish to Blue Chip and Miami Valley such number of copies of the prospectus forming a part of such registration statement (including each preliminary prospectus) as Blue Chip or Miami Valley may reasonably request;

                    (iv) Use its best efforts to register or qualify such shares or other securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as Blue Chip or Miami Valley shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable Blue Chip or Miami Valley to consummate the disposition of such shares or such other securities during the period provided in Paragraph 12E(d)(ii) above; and

                    (v) Notify Blue Chip and Miami Valley during the period when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event

                              -A14-
which causes the prospectus forming a part of such registration statement to include an untrue statement of a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of Blue Chip or Miami Valley, prepare and furnish Blue Chip and Miami Valley with a reasonable number of copies of the supplement to or any amendment of such prospectus necessary so as to render such prospectus, as amended or supplemented, in compliance with the provisions of the Securities Act.

               (e) EXPENSES. All expenses incurred by Regent in complying with this Paragraph 12E, including without limitation all registration and filing fees, printing expenses, expenses of complying with securities or blue sky laws, fees and disbursements of counsel for Regent and counsel for any underwriters of the offering and any accountants, fees and expenses incident to or required by any such registration and all reasonable fees and disbursements of any counsel retained by Blue Chip or Miami Valley, shall be borne by Regent to the maximum extent permitted by law. All underwriting fees and commissions incurred by Blue Chip and Miami Valley shall be borne by Blue Chip and Miami Valley.

               (f)  INDEMNIFICATION.

                    (i)  BY REGENT.  In the event of any
registration of Blue Chip's or Miami Valley's shares of Conversion Stock or other securities under this Paragraph 12E, Regent shall defend, indemnify and hold harmless each of Blue Chip and Miami Valley, its officers, directors, partners, affiliates, each underwriter thereof and each person which controls such entity or such underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities and any action in respect thereof, joint or several, to which Blue Chip or Miami Valley or any such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, other than that which is based upon information supplied by Blue Chip or Miami Valley in writing, and Regent shall reimburse each of Blue Chip and Miami Valley and such officers, directors, underwriters and controlling persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Regent shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon information provided in writing to Regent by Blue Chip or Miami Valley or any such officer, director, underwriter or controlling person. This indemnity shall be in addition to any liability which Regent may otherwise have.



                              -A15-

                    (ii)     BY BLUE  CHIP  AND  MIAMI  VALLEY.
In the event of any registration of such shares or other securities under this Paragraph 12E, Blue Chip and Miami Valley shall indemnify Regent, its officers, directors, partners, affiliates, each underwriter thereof and each person which controls such entity or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities and any action in respect thereof, joint or several, to which Regent or any such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which is based upon information supplied by Blue Chip or Miami Valley in writing, and such entity shall reimburse Regent for any legal or other expenses reasonably incurred by Regent in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Blue Chip and Miami Valley shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon information provided to Regent by Regent or any of its stockholders. This indemnity shall be in addition to any liability which Blue Chip and Miami Valley may otherwise have.

                    (iii)    CONTRIBUTION. If for any reason any
indemnification described in Paragraph 12E(f)(i) or (f)(ii) above may not be provided by the party or parties required therein to provide such indemnification (the "Indemnifying Parties"), in lieu of providing such indemnification, the Indemnifying Parties shall contribute to the amount paid or payable by the party or parties to be provided such indemnification (the "Indemnified Parties") as a result of such losses, claims, damages, liabilities or actions, in such proportion as is appropriate to reflect the relative fault of the parties in connection with any statement or omission which resulted in such losses, claims, damages, liabilities or actions, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Parties and the Indemnified Parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by one of the Indemnifying Parties or by one of the Indemnified Parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to herein. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the

                              -A16-

Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                          CONSIDERATION

          13. (a) BASE CONSIDERATION. The consideration to be paid to the Faircom Stockholders in the Merger before adjustments as provided in paragraph 13(b) below (the "Base Consideration") shall be Preferred Stock in an aggregate liquidation preference amount of Thirty-One Million One Hundred Sixty-Two Thousand Dollars ($31,162,000); provided, however, that in the event the acquisition of the Shelby Station has closed prior to the Closing Date, the Base Consideration will be increased by an amount equal to 10.6 times the Shelby Station Pro Forma Broadcast Cash Flow less the purchase price of the Shelby Station. In the event the acquisition of the Shelby Station does not occur prior to the Closing for reasons beyond Faircom's control, but the Net Working Capital of Faircom plus such available funds as Faircom can readily borrow under its existing senior credit facility (as certified in writing by its senior lender) is sufficient at Closing to fully finance such acquisition, the Base Consideration will be increased as provided in the immediately preceding sentence and the Net Working Capital of Faircom shall be reduced by the purchase price of the Shelby Station and any financing costs that would be incurred as if the closing of such acquisition had taken place. If the acquisition of the Shelby Station does not occur prior to the Closing and the Net Working Capital of Faircom plus such available funds as Faircom can readily borrow under its existing senior credit facility (as certified in writing by its senior lender) at Closing is not sufficient to fully finance such acquisition, Regent shall assume the obligation of Faircom to purchase the Shelby Station at the same purchase price previously agreed to between Faircom and the seller thereof, and there shall be no increase in the Base Consideration attributable to the acquisition of the Shelby Station. The additional amount of Base Consideration, as so adjusted, shall be distributed to the Faircom Stockholders as promptly as practicable after the closing of the Shelby Station acquisition.

               (b)  CONSIDERATION AFTER ADJUSTMENTS.

                    (1)  As soon as  practicable  but no later
than ten (10) days following the last to occur of the following,
(A) the Registration Statement is declared effective; (B) a Final Order has been obtained from the Commission; and (C) the Faircom stockholders have approved the Merger, a worksheet ("Closing Worksheet") shall be prepared by Faircom and delivered to Regent setting forth as of the last day of the month immediately preceding the Closing Date (the "Compilation Date") the amount of Faircom's Net Working Capital (as hereinafter defined). The Base Consideration (as adjusted, if necessary, in accordance with Paragraph 13(a) above) shall be (a) increased by the amount of Faircom's Net Working Capital and (b) decreased by the outstanding principal amount of and accrued interest on the Faircom Senior Debt, and by one-half of the prepayment premium, if any, required to be paid upon payment of the Faircom Senior Debt at Closing (which premium the parties will endeavor through reasonable efforts and negotiations to eliminate). The Base Consideration, as so adjusted, shall hereinafter be referred to as the "Consideration After Adjustments".

                              -A17-

          As used herein, "Net Working Capital" shall mean current assets of Faircom (defined as cash on hand and in banks, certificates of deposit, treasury bills and marketable securities and other cash equivalents, accounts receivable (less adequate reserves) and any other asset properly classified as current) minus current liabilities. As used herein, the term "current liabilities" shall mean the amount of all the liabilities of Faircom at the Compilation Date that should be classified as such on a balance sheet or disclosed in the notes to the financial statements as of that date prepared in accordance with generally accepted accounting principles applied on a basis consistent with those followed in the preparation of the financial statements described in paragraph 1(i) and shall include (i) accounts payable, (ii) all indebtedness (other than the Faircom Senior Debt and the Faircom Subordinated Notes), (iii) any unpaid bonuses, severance or vacation pay accrued to employees for the period ending on the day prior to the Compilation Date, and
(iv) trade and barter obligations not offset by corresponding amounts of trade and barter receivables.

          Regent and/or its representatives shall examine the Closing Worksheet, including an examination of such of Faircom's books and records as are deemed by Regent and/or its representatives to be necessary or appropriate, to verify Faircom's Net Working Capital as of the Compilation Date. If Regent shall disagree with the Closing Worksheet, it shall notify Faircom within ten (10) days of its receipt of the Closing Worksheet of its objection to such computation, specifying each item or computation to which objection is taken and the reason for such objection. In such event, Regent and Faircom shall use their best efforts to resolve such objections and to agree upon the Closing Worksheet through negotiation as expeditiously as possible. If Regent and Faircom are unable to reconcile their differences and to mutually agree upon the Closing Worksheet, within five (5) business days after such notice shall have been given as aforesaid, Regent and Faircom shall designate a mutually agreeable independent national accounting firm, or if such firm cannot act, another national accounting firm (which has not been retained by either Joel M. Fairman, Faircom, Regent or Terry S. Jacobs within the past ten (10) years) mutually acceptable to such parties to act as arbitrator ("Arbitrator"). The Arbitrator shall determine all issues in disagreement and shall make such adjustments, if any, to the Closing Worksheet as are necessitated by such determinations, and shall within fifteen (15) business days after its designation as Arbitrator deliver to Regent and Faircom a written statement setting forth all adjustments made by the Arbitrator to the Closing Worksheet. Such Closing Worksheet shall be employed to determine any further adjustments required to the Consideration After Adjustments pursuant to this Paragraph 13(b) ("Final Consideration"), and such Final Consideration shall be final, conclusive and binding upon all parties to this Agreement. The fees and expenses of Regent's accountants, if any, and the Arbitrator in connection with the making of the Closing Worksheet and the determinations herein provided for to resolve any differences over the Closing Worksheet shall be paid one-half by Faircom (as a reduction in Net Working Capital at Closing) and one-half by Regent.



                              -A18-

                    (2)  The maximum number of shares of
Preferred Stock available for distribution to the Faircom Stockholders (the "Maximum Number of Shares to be Issued") shall be computed by dividing the Consideration After Adjustments by $5.00 (the "Initial Number") less the number derived by multiplying the Initial Number by a fraction, the numerator of which is the number of shares of Faircom Stock issuable pursuant to options outstanding and not exercised on the Closing Date (the "Option Shares") and the denominator of which is the number of shares of Faircom Stock outstanding on the Closing Date (including any shares issued on conversion of the Faircom Subordinated Notes on or before the Closing Date) plus the Option Shares.

                    (3)  The Maximum Number of Shares to be
Issued shall be affected by the following:

                         Blue Chip and Miami  Valley  shall have
the right, at Closing, to require the repayment in cash by Regent of up to $2,500,000 principal amount of Faircom's Class B Convertible Subordinated Promissory Notes in the aggregate (the "Optional Faircom Subordinated Notes") or to convert the principal amount of the Optional Faircom Subordinated Notes into Faircom Common Stock as provided therein. If either Blue Chip or Miami Valley elects to require a repayment of all or a portion of the Optional Faircom Subordinated Notes at Closing, then the Maximum Number of Shares to be Issued shall be reduced to the extent of one share of Preferred Stock per $5.00 so repaid by Regent. Of the shares of Preferred Stock for which the Faircom Subordinated Notes are converted into Faircom Common Stock as provided above (other than the Optional Faircom Subordinated Notes), certain of the shares to be issued in exchange for the shares of Faircom Common Stock issued upon the conversion of the Class B Convertible Subordinated Promissory Notes will be subject to the option of Blue Chip and Miami Valley to put such shares of Preferred Stock to Regent for redemption in accordance with the terms of a Redemption and Warrant Agreement between Blue Chip, Miami Valley and Regent in substantially the form attached hereto as Exhibit 13(b)(3). All accrued interest on the Faircom Subordinated Notes will be treated as a current liability of Faircom at Closing (so as to reduce Net Working Capital) and paid in cash at Closing.

               (c) CONSIDERATION PER SHARE BEFORE APPRAISAL
RIGHTS. In order to determine the Consideration Per Share Before Appraisal Rights, the Consideration After Adjustments will be divided by the total number of shares of Faircom Stock treated as outstanding. The number of shares of Faircom treated as outstanding will be the sum of the number of shares actually outstanding (including any shares issued on conversion of the Faircom Subordinated Notes on or before the Closing Date) plus the number of shares issuable upon the exercise of all options to acquire shares of Faircom outstanding as of the Closing Date.

               (d) DISTRIBUTIONS BY TRUSTEE. At Closing, the Trustee will receive from Regent the Maximum Number of Shares to be Issued and cash in an amount sufficient to make payment to the Faircom Stockholders in respect of fractional shares, which securities and cash will be maintained, allocated and distributed as follows:


                              -A19-

                    (1)  DISTRIBUTIONS TO FAIRCOM STOCKHOLDERS.

                         (i)  Each  Faircom  Stockholder  will be
allocated an amount equal to the product of the Consideration Per Share Before Appraisal Rights times the number of shares of Faircom Stock (including shares issuable pursuant to the conversion of all Faircom Subordinated Notes, including all Optional Faircom Subordinated Notes, which are converted into Faircom Stock on or before the Closing Date) held by such Faircom Stockholder on the Closing Date. The amount determined as provided above to be allocable to each Faircom Stockholder, as a percentage of the total amount allocable to all the Faircom Stockholders, is referred to herein as that person's "Pro-Rata Percentage Interest."

                         (ii) The Pro-Rata  Percentage  Interest
of each Faircom Stockholder who is not a dissenting Faircom Stockholder shall be distributed as follows: each such Faircom Stockholder shall receive as soon as practicable following Closing the number of shares of Preferred Stock (or, in the event shares of Preferred Stock are not available to such Faircom Stockholder pursuant to Paragraph 13(d)(1)(iii), the cash paid in lieu of such shares of Preferred Stock) equal to the product of the Maximum Number of Shares to be Issued multiplied by such Faircom Stockholder's Pro-Rata Percentage Interest; and (B) cash as payment for any fractional shares of Preferred Stock pursuant to Paragraph 13(d)(2).

                         (iii)  AVAILABILITY OF PREFERRED  STOCK.
In determining the extent to which shares of Preferred Stock are available for distribution to any individual Faircom Stockholder, shares of Preferred Stock shall not be available for distribution to any Faircom Stockholder who is the resident of or who is otherwise located in a state in which the issuance of the shares of Preferred Stock is prohibited or conditioned upon terms unacceptable to Regent under the securities laws or by the securities administrator of such state.

                    (2) NO FRACTIONAL SHARES. No certificates or scrip representing fractional shares of Preferred Stock will be issued upon surrender of certificates for conversion pursuant to this Agreement. In the event any Faircom Stockholder is allocated an interest in a fractional share of Preferred Stock pursuant to this Paragraph 13, said fractional amount will be rounded down to the nearest whole share and the Faircom Stockholder will be paid in cash, without interest, an amount equal to the product of the fraction multiplied by $5.00.

          14. SURRENDER OF CERTIFICATES AND DELIVERY OF
CONSIDERATION AFTER ADJUSTMENTS.

          At Effectiveness, Subsidiary or Regent shall take all steps necessary to enable and cause Subsidiary or Regent to provide the Trustee with the shares of Preferred Stock and cash in respect of fractional shares necessary to deliver the Consideration After Adjustments to each Faircom Stockholder as contemplated by Paragraph 13 hereof prior to the time that such deliveries are required to be made by the Trustee as provided in this Paragraph 14. The Trustee shall hold the shares of Preferred Stock and cash until the receipt by it of joint instructions signed by a representative of each of Regent and Faircom

                              -A20-
certifying that the parties have agreed to the Consideration After Adjustments or the Final Consideration has been determined by the Arbitrator in accordance with Paragraph 13(b)(1) hereof, and authorizing the distribution of said shares and cash to the Faircom Stockholders.

          Promptly after Effectiveness, the Trustee shall mail to each record holder (as of Effectiveness) of an outstanding certificate or certificates that immediately prior to Effectiveness represented outstanding shares of Faircom Stock (the "Certificates"), a letter of transmittal in form reasonably satisfactory to Regent and Faircom which specifies that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Trustee and instructions for use in effecting the surrender of the Certificates in exchange for the Consideration After Adjustments payable in respect of the shares of Faircom Stock formerly represented by such Certificate. Subject to the foregoing paragraph, upon surrender to the Trustee of a Certificate, together with such letter of transmittal properly completed and duly executed, together with any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor the Consideration After Adjustments payable in respect of the shares of Faircom Stock formerly represented by such Certificate, and such Certificate shall forthwith be canceled. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of Regent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this paragraph 14, each Certificate shall represent for all purposes only the right to receive the Consideration After Adjustments, without any interest on the value thereof.

COMMISSION MATTERS

          15. COMMISSION CONSENT TO TRANSFERS OF CONTROL. Notwithstanding anything herein to the contrary, the terms and conditions of this Agreement are subject to a Final Order prior to Closing granting consent to all transfers of control as a result of the Merger.

          16. APPLICATIONS FOR CONSENT - COOPERATION OF THE PARTIES. Regent and Faircom shall file such applications for transfer of control as are required and have not already been filed by not later than five (5) business days after the date of this Agreement. They shall promptly and diligently file and expeditiously prosecute all necessary or desired amendments to such applications, briefs, pleadings, documents and supporting data, and take all such actions and give all such notices as may be required or requested by the Commission or as may be appropriate in an effort to expedite the consent of the Commission to the transfers of control as a result of the Merger; provided, however, that neither Regent nor Faircom shall be



                              -A21-
required to petition for review or to file an appeal of any decision by the Commission or the staff of the Commission denying such application.

          17. COSTS AND EXPENSES. Except as set forth in Paragraphs 31 and 32 hereof, Faircom, Subsidiary and Regent each shall bear its own legal fees and other costs and expenses with respect to this transaction, including preparation and prosecution of Commission applications. The cost of filing fees and grant fees, if any, imposed by the Commission shall be borne equally by the parties. Except as provided in Paragraph 32 hereof, all fees and expenses payable by Faircom but not paid prior to Closing shall be treated as a current liability of Faircom at Closing (so as to reduce Net Working Capital) and will be paid by the surviving entity at Closing.

          18. OPERATION OF STATIONS BEFORE CLOSING. Between the date of this Agreement and the Closing Date, each of Regent and Faircom (i) will continue to operate its radio stations in good faith, in the ordinary and usual course of business, under the terms of the Regent Licenses and the Faircom Licenses, respectively, substantially in accordance with past practices, and as stated in paragraphs 21(y) and 22(y) of this Agreement and
(ii) will file with the Commission all documents required to be filed in connection with the operation of its radio stations. Between the date hereof and the Closing Date, Faircom and Regent shall each provide the other with copies of all correspondence received from or filed with the Commission relating to the Faircom Stations, the Regent Station or the Park Lane Stations, as the case may be, the above applications or any amendments of the same.

          19. CONTROL AND ACCESS. Prior to Closing, neither Regent nor Faircom nor their respective agents shall directly or indirectly (i) control, supervise or direct, or (ii) attempt to control, supervise or direct, the operations of the other's radio stations. Except as otherwise provided herein, such operations shall be the sole responsibility of and in the complete discretion of the respective owners of the radio stations. Each party shall, however, be permitted reasonable observation, access and inspection of the records and property of the other's radio stations during regular business hours and each of Faircom and Regent shall furnish on a monthly basis (within twenty-five (25) days following the end of each month) a profit and loss statement and such other financial statements, including historical statements, relating to the radio stations as the requesting party may reasonably request and as are regularly prepared by the station owner in the ordinary course of the business of its stations.

          20.  [Reserved].

                   COVENANTS, REPRESENTATIONS
                    AND WARRANTIES OF FAIRCOM
                   __________________________

          21. COVENANTS, REPRESENTATIONS AND WARRANTIES OF
FAIRCOM. Faircom, on behalf of itself and on behalf of each of the Faircom Subsidiaries, makes the following covenants, representations and warranties (where meaningful, all warranties,


                              -A22-
representations, and covenants relating to Faircom hereunder shall apply equally to each of the Faircom Subsidiaries, as if any reference to Faircom is a reference to either or each Faircom
Subsidiary as the context permits):

               (a)  CORPORATE STANDING AND AUTHORITY.

                    (i) Faircom is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. Faircom is in good standing as a corporation qualified to do business under the laws of the State of New York (being the only state in which Faircom's offices, equipment, facilities and other tangible assets are situated).

                    (ii) Each of the Faircom Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power to own or lease all of its property and to carry on its business as it is now being conducted. Faircom Flint Inc. is authorized to conduct business within the State of Michigan, and Faircom Mansfield Inc is authorized to conduct business within the State of Ohio (being the only jurisdictions in which the ownership or leasing of property by each such subsidiary or the conduct of its business requires it to be so qualified). All of the outstanding shares of capital stock of each of the Faircom Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, and except as set forth on Exhibit 21(a), are owned, of record and beneficially, by Faircom, free and clear of all liens, encumbrances, equities, options or claims whatsoever. Neither of the Faircom Subsidiaries has outstanding any other equity securities or securities options, warrants or rights of any kind, convertible into, exchangeable for, or otherwise entitling any person to acquire, equity securities of such subsidiary.

                    (iii) This Agreement and the transactions contemplated hereby have been adopted, ratified and approved by the Board of Directors of Faircom and, assuming the Registration Statement has been declared effective, will, by the Closing Date, have been duly and timely submitted to the Faircom stockholders for authorization and approval (unless this Agreement is terminated prior to Closing pursuant to the terms hereof), and copies of all corporate proceedings of Faircom relating to such authorization and approval, certified by its Secretary, have been or will be delivered to Subsidiary at the Closing. Other than obtaining the approval of the Faircom stockholders, no further corporate action on the part of Faircom is required. This Agreement, upon approval by the Faircom stockholders in accordance with Delaware law, will constitute a valid and binding obligation of Faircom, enforceable against it in accordance with its terms, subject to bankruptcy laws, other federal and state laws affecting creditors' rights generally and the availability of equitable remedies.

               (b)  CAPITALIZATION; FAIRCOM STOCK.

                    (i)  The  authorized  capital  stock of
Faircom (the "Capital Stock") consists of 35,000,000 shares of


                              -A23-
common stock ("Common Stock"), of which 7,378,199 shares are issued and outstanding. Faircom has reserved 19,012,000 shares of Common Stock for issuance upon conversion of the Faircom Subordinated Notes and 1,943,700 shares for issuance upon exercise of outstanding options, as more fully set forth below. All issued and outstanding shares of Capital Stock constitute the Faircom Stock. All shares of Faircom Stock are duly authorized, validly issued in compliance with all applicable laws, fully paid and non-assessable and not subject to any preemptive, subscription or other rights to purchase or acquire such securities created by statute, the Certificate of Incorporation or By-Laws of Faircom or any agreement to which Faircom is a party or by which it is bound. There are no restrictions with respect to the exchange and conversion of the Faircom Stock in accordance with the terms of this Agreement. No more than 25% of the Faircom Stock is owned or voted by an alien or a foreign government or a corporation organized under the laws of a foreign country or by the representative of any of the above.

                    (ii) Faircom has outstanding options to
purchase 1,943,700 shares of Common Stock (the "Options").
Exhibit 21(b) sets forth for each outstanding Option the name of the holder of such Option, the number of shares of Faircom Stock subject to such Option and the exercise price of such Option. All of such Options are currently exercisable except for options for 134,000 shares, which will be accelerated and fully exercisable as of the Closing. Each Option has been duly authorized and validly issued in compliance with all applicable laws. Except for the Options described in Exhibit 21(b) and the Faircom Subordinated Notes, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Faircom is a party or by which it is bound obligating Faircom to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Faircom or obligating Faircom to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Other than the transaction contemplated by this Agreement, there is outstanding no vote, plan or pending proposal for any redemption of Faircom Stock or merger or consolidation of Faircom with or into any other corporation.

          (c)  CORPORATE POWER.   Each of the Faircom
Subsidiaries:

               (i) has all requisite corporate power and authority to own, lease and operate the Faircom Broadcast Assets owned, leased or operated by it and to carry on the business of the Faircom Stations as now being conducted by it and as proposed to be conducted by it between the date hereof and the Closing Date; and

               (ii) has obtained all licenses, permits or other authorizations and has taken all actions required by applicable law or governmental regulations which are material to its business as now conducted.

          (d)  RESERVED.

          (e)  RESERVED.

                              -A24-

          (f) AFFILIATES. Except as set forth on Exhibit 21(f), neither Faircom nor either of the Faircom Subsidiaries owns, directly or indirectly, any capital stock or other equity or ownership or proprietary interest in any corporation, business trust, joint stock company or other business organization, association, partnership, venture or other entity.

          (g) RIGHTS TO ACQUIRE SECURITIES. Except as identified on Exhibit 21(g), there are no outstanding rights, options, subscriptions, agreements, or commitments giving anyone any current or future right to require Faircom to sell or issue any capital stock or other securities or any agreement or arrangement restricting the right of Faircom to issue or sell any capital stock or other securities.

          (h) CORPORATE RECORDS. The minute books of each of Faircom and the Faircom Subsidiaries reflect accurately in all material respects all action taken by the respective stockholders and Boards of Directors of such entities and the minute book of Faircom will accurately reflect all action required to be taken by the Closing by the Faircom Stockholders and its Board of Directors to enable Faircom to execute and perform this Agreement and all transactions contemplated hereunder (provided the requisite Stockholder vote is obtained for approval of the transactions contemplated hereunder). The minute books of Faircom and the Faircom Subsidiaries contain true and complete copies of the Certificate of Incorporation and By-Laws of such entities and all amendments thereto. The ownership and transfer records maintained by Faircom or its transfer agent with respect to Faircom and the Faircom Subsidiaries reflect accurately in all material respects all information called for thereon and all issuances and transfers of the capital stock of such entities. All issuances and transfers reflected in said ownership and transfer records were duly and validly made in compliance with the laws of the applicable jurisdiction(s).

          (i) TITLE TO FAIRCOM BROADCAST ASSETS. Faircom or one of the Faircom Subsidiaries has good and marketable title to all of the Faircom Broadcast Assets, free and clear of all liens, mortgages, pledges, conditional sales agreements, security interests, charges and encumbrances, except those listed on
Exhibit 21(i), all of which will be released and discharged on or prior to the Closing Date, except as noted on Exhibit 21(i).

          (j) FINANCIAL STATEMENTS; BUDGET. The Faircom Financials heretofore furnished to Regent, as well as all financial information supplied, or to be supplied, pursuant to paragraphs 12A, 19 and 21(qq), fairly present or will fairly present the consolidated financial position and consolidated results of operations of Faircom and the Faircom Subsidiaries as of the dates thereof and for the periods represented. All said Faircom Financials and financial information, where applicable, have been and will be prepared in accordance with generally accepted accounting principles consistently applied. Faircom interim statements have been or will be prepared in accordance with generally accepted accounting principles for interim financial information subject to year-end audit adjustments and the absence of footnotes.

          The Faircom Budget was prepared based upon assumptions which were reasonable and justifiable at the time of its

                              -A25-
preparation and, after taking into account actual conditions known to Faircom to, and as of, the date of this Agreement, continue to be reasonable as of the date of this Agreement.

          (k)  CONTRACTS.

               (i)  Exhibit  21(k-1) is a complete  list or
description of all written and oral contracts relative to the Faircom Stations in existence at the date of this Agreement which are enforceable against Faircom, excluding:

                    (A) oral employment arrangements with Faircom
Station employees;

                    (B) written   employment   arrangements with
Faircom Station employees terminable without penalty or severance pay on no more than two (2) weeks' notice;

                    (C) contracts for the sale of radio time or advertising which conform to the representations of subparagraph
(k)(ii) below;

                    (D) contracts for the use, rental, or lease of office equipment (other than telephone and computer equipment);

                    (E) contracts for the sale of broadcast time or advertising in exchange for merchandise or services; and

                    (F) other miscellaneous contracts not uncommon to broadcast properties which do not exceed $50,000 of expenditures or revenues annually in the aggregate.

               (ii) All contracts for the sale of broadcast time or advertising on the Faircom Stations in exchange for merchandise or services on or after the date hereof which will not be fully performed by the Closing Date to which either Faircom, the Faircom Subsidiaries, or the Faircom Stations is a party or by which it is bound are pre-emptible for cash sales and none is subject to fixed positions (except for those contracts which provide for the delivery of programming to the Faircom Stations in return for barter advertising). True and complete copies of all contracts, leases and agreements listed in Exhibit 21(k-1) have been made available to Regent. Faircom is current in all of its obligations under all of the contracts, leases and agreements listed on Exhibit 21(k-1), and each such contract, lease and agreement is in full force and effect and will not be impaired by any acts or omissions within the reasonable control of Faircom, its agents or employees except for those that shall previously have expired by passage of time in accordance with their respective terms.

               (iii) Except as set forth on Exhibit 21(k-1) or
Exhibit 21(i), Faircom is not a party to any written or oral:

                    (A)  agreement  or  indenture  relating to
the borrowing of money or to the mortgaging or pledging of, or otherwise placing a lien on, any material asset or material group of assets of Faircom;



                              -A26-

                    (B) guarantee of any obligation (other than the endorsement of negotiable instruments for collection in the ordinary course of business); or

               (C)  agreement  whereunder  Faircom or any
successor is obligated to make any conditional or other payment based upon the future performance of Faircom or the Faircom
Stations.

          (l)  GOVERNMENT AUTHORIZATIONS.

               (i)  Exhibit 1(j) hereto contains a true and
complete list of all licenses, permits or other authorizations issued by the Commission which are required for the lawful conduct of the business and operations of the Faircom Stations in the manner and to the full extent they are presently conducted (including, without limitation, auxiliary licenses associated with each Faircom Station). Faircom has delivered to Regent true and complete copies of the Faircom Licenses and all amendments and other modifications thereto.

               (ii) The entities specified on Exhibit 1(j) are the authorized legal holders of the Faircom Licenses. Except as set forth in Exhibit 1(j), none of the Faircom Licenses is subject to any restrictions or conditions which would materially limit the full operation of the Faircom Stations as now operated.

               (iii) Except as set forth in Exhibit 1(j), and except for matters affecting the radio broadcast industry generally, there are no applications, complaints, petitions or proceedings pending or threatened as of the date hereof before the Commission or any other governmental or regulatory authority relating to the business or operations of the Faircom Stations. Except as set forth in Exhibit 1(j), the Faircom Licenses are in good standing, are in full force and effect and are unimpaired by any act or omission of Faircom or its stockholders, officers, directors or employees. The operations of the Faircom Stations are in accordance in all material respects with the Faircom Licenses and the underlying construction permits. No proceedings are pending or threatened, and there has not been any act or omission of Faircom or any of its officers, directors, stockholders or employees, which reasonably may result in the revocation, non-renewal, suspension or material modification of any of the Faircom Licenses, the denial of any pending applications, the issuance of any cease and desist order, the imposition of any administrative actions by the Commission or any other governmental or regulatory authority with respect to the Faircom Licenses or which reasonably may affect Regent's ability to continue to operate the Faircom Stations substantially as they are currently operated.

               (iv) Each Faircom Station is operating with the maximum facilities specified in the respective Faircom Station's
License.

               (v) None of the Faircom Stations is causing objectionable interference to the transmissions of any other broadcast station or communications facility nor has any of the Faircom Stations received any complaints with respect thereto; and no other broadcast station or communications facility is


                              -A27-
causing objectionable interference to the respective transmissions of the Faircom Stations or the public's reception of such transmissions.

               (vi) Faircom has no reason to believe that the Faircom Licenses will not be renewed in their ordinary course.

               (vii) All reports, forms, and statements required to be filed by Faircom or the Faircom Subsidiaries with the Commission with respect to the Faircom Stations since the grant of the last renewal of the Faircom Licenses have been filed and are substantially complete and accurate.

               (viii) There are no facts which, under the Communications Act of 1934, as amended, or the existing rules and regulations of the Commission, would disqualify Faircom as assignor of the Faircom Licenses or cause the Faircom Licenses not to be renewed in their ordinary course.

               (ix) The operation of the Faircom Stations and all of the Faircom Broadcast Assets are in compliance in all material respects with ANSI Radiation Standards C95.1 - 1992.

          (m) MANAGEMENT, KEY EMPLOYEES AND ACCOUNTS. Exhibit 21(m-1) sets forth the names of all employees whose compensation (including without limitation, salaries, bonuses and commissions) from Faircom for the year ended December 31, 1996 or for the current year on an annualized basis exceeds $30,000. Exhibit 21(m-2) sets forth the name of each bank or savings institution in which Faircom has an account or safe deposit box.

          (n) TAX ELECTIONS. Faircom has not filed a consent to the application of Section 341(f)(2) of the Internal Revenue Code with regard to any property held, acquired or to be acquired at any time.

          (o) RELATED TRANSACTIONS. All outstanding debts and other obligations of Faircom to any Faircom Stockholders or officers or directors of Faircom are listed on Exhibit 21(o), except for those incurred for normal travel and entertainment in connection with the conduct of the business of Faircom and the Faircom Stations, and were incurred in return for fair and adequate consideration paid or delivered by them in cash, services, or other property. All debts of any such Faircom Stockholders or any of Faircom's officers or directors to Faircom are listed on Exhibit 21(o) and reflected on the Financial Statements.

          (p) TAXES. Except as set forth on Exhibit 21(p), Faircom has filed all federal, state, local and foreign income, franchise, sales, use, property, excise, payroll and other tax returns required by law to be filed by it as of the date hereof. All returns identified on Exhibit 21(p) to be filed will be filed and all taxes required to be paid in respect of the periods covered by such returns will be paid prior to the Closing Date. Faircom has delivered to Regent true and complete copies of all federal, state and local income tax returns of Faircom as filed for the years ended December 31, 1994, 1995, and 1996. All of the tax liabilities of Faircom for the current year to date and all prior years, whether or not they have become due and payable, and whether or not shown on such returns, and all interest and

                              -A28-
penalties, whether disputed or not, have been paid in full or adequately reserved for, and to the extent tax liabilities have accrued but not become payable, they are reflected on the books of Faircom or in the Faircom Financials. Faircom has not requested any extension of time within which to file any tax returns which have not since been filed, and no deficiencies for any tax, assessment or governmental charge have been claimed, proposed or assessed by any taxing authority and there is no basis for any such deficiency or claim. The federal income tax returns of Faircom have been examined by the federal tax authorities or closed by applicable statute and satisfied for all periods to and including fiscal year 1992; all deficiencies asserted as a result of such examinations have been paid or finally settled; and no state of facts exists or has existed which reasonably might constitute grounds for the assessment of any further tax liability with respect to the periods which have been audited by the federal, state, local or foreign taxing authorities. There are no present disputes as to taxes of any nature payable by Faircom which in any event reasonably could adversely affect any of the Faircom Broadcast Assets or the operation of the Faircom Stations. Except as set forth on Exhibit 21(p), Faircom has not been advised that any of its tax returns, federal, state, local or foreign, have been or are being audited. Faircom does not have as of the date hereof any unfunded liability, fixed or contingent, for any unpaid federal, state or local taxes or other governmental or regulatory charges whatsoever (including without limitation withholding and payroll taxes). As used herein, the term "tax" includes, without limitation, all federal, state, local and foreign income, profits, sales, use, occupancy, excise, added value, employees' income withholding, social security, franchise, property, and all other governmental taxes, license fees and other charges of every kind and description and related governmental charges imposed by the laws and regulations of any governmental jurisdiction, whether such taxes are due or claimed to be due from Faircom by federal, state, local or foreign taxing authorities.

          (q) EMPLOYEE BENEFIT PLANS. On the date hereof and on the Closing Date, Faircom will not have in effect any bonus, premium, group insurance, retirement, stock option, pension, profit sharing or similar plan or any employment agreement with respect to any of its employees except as set forth on Exhibit 21(q) and Exhibit 21(k-1).

          (r) COMPLIANCE WITH COMMISSION REGULATIONS. Except as specified in Exhibit 21(r), the operation of the Faircom Stations and all of the Faircom Broadcast Assets are in compliance in all material respects with: (a) all applicable engineering standards required to be met under applicable Commission rules; and (b) all other applicable federal, state and local rules, regulations, requirements and policies, including, but not limited to, equal employment opportunity policies of the Commission, and all applicable painting and lighting requirements of the Commission and the Federal Aviation Administration to the extent required to be met under applicable Commission rules and regulations, and there are no filed claims to the contrary.

          (s) PERSONAL PROPERTY. Without material omission,
Exhibit 21(s) hereto contains a list of all items of tangible personal property owned by Faircom or either of the Faircom Subsidiaries and used in the conduct of the business and

                              -A29-
operations of the Faircom Stations. Exhibit 21(s) also separately lists any material tangible personal property leased by Faircom pursuant to leases included within the Contracts. Except as disclosed in Exhibit 21(s), Faircom or one of the Faircom Subsidiaries has good and marketable title to all of the items of tangible personal property which are included in the Faircom Broadcast Assets (other than those subject to lease) and none of such Faircom Broadcast Assets is subject to any security interest, mortgage, pledge, lease, license, lien, encumbrance, title defect or other charge, except for liens for taxes not yet due and payable or which are immaterial. The properties listed in
Exhibit 21(s), along with those properties subject to lease and included among the Contracts, constitute all material tangible personal property necessary to operate the Faircom Stations in all material respects as the same are now being operated. Except as set forth in Exhibit 21(s), all items of tangible personal property included in the Faircom Broadcast Assets are, in all material respects, in good and technically sound operating condition and repair (ordinary wear and tear excepted), are free from substantially all material defect and damage, are suitable for the purposes for which they are now being used, and have been maintained in a manner consistent with generally accepted standards of good engineering practice.

          (t)  REAL PROPERTY.

               (i) Exhibit 21(t) hereto contains a complete and accurate list and description of all real property (including without limitation, real property relating to the towers, transmitters, studio sites and offices of the Faircom Stations) used by Faircom or the Faircom Subsidiaries in connection with the operations of the Faircom Stations (the "Faircom Real Estate") and includes the name of the record title holder(s) thereof and a list of all indebtedness secured by a lien, mortgage or deed of trust thereon. The Faircom Subsidiaries have good and marketable title in fee simple to all the Faircom Real Estate specified as owned by them in Exhibit 21(t), free and clear of all liens, charges, security interests, physical and financial encumbrances, leases, covenants, restrictions, rights of way, easements, encroachments, other matters affecting title, and adverse claims of any kind, direct or indirect, whether accrued, absolute, contingent or otherwise, except for those of the nature set forth in Exhibit 21(t). With respect to each of the buildings, structures and appurtenances situated on the Faircom Real Estate, the Faircom Subsidiaries have adequate rights of ingress and egress for operation of their respective businesses in the ordinary course. None of the buildings, structures, improvements, or fixtures constructed on the Faircom Real Estate, including without limitation towers, guy wires and guy anchors, and ground radials, nor the operation or maintenance thereto, violates any restrictive covenant or any provision of any federal, state or local law, ordinance, rule or regulation, or encroaches on any property owned by others. No condemnation proceeding is pending or threatened which would preclude or impair the continued use of any such property by the Faircom Subsidiaries for the purposes for which it is currently used.

               (ii) Except as described in Exhibit 21(t), all buildings, structures, towers, antennae, improvements and fixtures situated on the Faircom Real Estate are in all material respects in good and technically sound operating condition,

                              -A30-
ordinary wear and tear excepted, have no latent structural, mechanical or other defects of material significance, are reasonably suitable for the purposes for which they are being used, and each real property site used by the Faircom Subsidiaries has adequate rights of ingress and egress, utility service for water and sewer, telephone, electric and/or gas, and sanitary service for the conduct of the business and operations of the Faircom Stations as presently conducted.

          (u)  ENVIRONMENTAL. Except as set forth in Exhibit
21(u), Faircom has complied in all material respects with all federal, state and local environmental laws, rules and regulations as in effect on the date hereof applicable to each of the Faircom Stations and its operations, including but not limited to the Commission's guidelines regarding RF radiation.
The technical equipment included in the Faircom Broadcast Assets does not contain any PCBs. No hazardous or toxic waste, substance, material or pollutant (as those or similar terms are defined under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. ss.ss.9601 ET SEQ., Toxic Substances Control Act, 15 U.S.C.
ss.ss.2601 ET SEQ., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. ss.ss.6901 et seq. or any other applicable federal, state and local environ- mental law, statute, ordinance, order, judgment rule or regulation relating to the environment or the protection of human health ("Environmental Laws")), including but not limited to, any asbestos or asbestos-related products, oils or petroleum-derived compounds, CFCs, PCBs, or underground storage tanks, have been released, emitted or discharged (in violation of applicable laws or regulations), or are currently located (in quantities in violation of applicable laws and regulations) in, on, under, or about the real property on which the Faircom Broadcast Assets are situated, including without limitation the transmitter sites, or contained in the tangible personal property included in the Faircom Broadcast Assets. The Faircom Broadcast Assets and Faircom's use thereof are not in any material respect in violation of any Environmental Laws or any occupational, safety and health or other applicable law now in effect.

          (v) INSURANCE. Exhibit 21(q) and Exhibit 21(v) contain a list and summary of the terms of all insurance coverage owned by Faircom. Until the Closing Date, Faircom will maintain or cause to be maintained all insurance coverage described in such Exhibits or obtain equivalent replacements therefor, and copies of all insurance policies have been delivered to Regent or will be delivered to Regent within three (3) days of when received by Faircom.

          (w) ACCOUNTS AND NOTES RECEIVABLE. All accounts and notes receivable of Faircom reflected on the balance sheet of the Faircom Financials or referred to in the notes thereto, and all accounts and notes receivable of Faircom created after December 31, 1996, arose from valid transactions in the ordinary course of business with unrelated third parties (except as otherwise disclosed in the Faircom Financials or on Exhibit 21(o)), and are collectible at their full amount except for bad debt allowance indicated therein.

                              -A31-

          (x) LAWS, REGULATIONS AND INSTRUMENTS. Neither Faircom nor the Faircom Subsidiaries is in violation of any term of its respective Certificate of Incorporation or By-Laws. On the date hereof, except as set forth on Exhibit 21(r), the Faircom Stations are in compliance in all material respects with all applicable federal, state and local laws, ordinances and regulations. Faircom agrees that prior to the Closing Date, if it becomes aware of any violations of the Communications Act of 1934, as amended, or of the rules and regulations of the Commission, it will remove all such violations or be responsible for the costs of removing such, including the payment of any fines or forfeitures that may be assessed before or after Closing for any such violations. Neither Faircom nor the Faircom Subsidiaries is in default with respect to any judgment, order, injunction or decree applicable to it of any court, administrative agency, or other governmental authority.

          (y) CONDUCT OF FAIRCOM STATIONS. Until the Closing Date, the business of the Faircom Stations will be conducted in good faith in substantially the same manner as heretofore. Faircom shall use its reasonable best efforts (based upon the exercise of reasonably prudent business judgment) to maintain and preserve the present character of the Faircom Stations, the quality of their programs, their business organization and makeup and present customers and present business reputation, to keep available to the Faircom Stations the services of their present employees, and to maintain and preserve the good will of their advertisers and listeners.

          (z) DISPOSITION OF ASSETS. Between the date hereof and the Closing Date, Faircom and the Faircom Subsidiaries will not, without the prior written consent of Regent, transfer, convey or assign to any other person any of the Faircom Broadcast Assets unless, (i) in the case of tangible assets included in the Faircom Broadcast Assets, the same are replaced by assets of equal quality and usefulness or (ii) such disposition is in the ordinary course of Faircom's business and does not exceed $25,000 in the aggregate.

          (aa) TRANSMITTER SITES. Except as otherwise disclosed on Exhibit 1(j), none of the Faircom Stations' transmitter sites is the subject of any official complaint or notice of violation of any applicable zoning ordinance or building code and no such violation is known to exist. Faircom has no knowledge of any encroachment on adjacent property, violation of any zoning ordinance or building code or use or occupancy restriction, or pending or threatened condemnation proceeding which would preclude or impair the use of such real estate or the improvements thereon by Regent, consistent with the terms of any Faircom Station's transmitter site lease and in the manner and for the purpose for which it is presently used.

          (bb) LITIGATION. Except as disclosed in Exhibit 21(bb), there is no litigation, action, suit, investigation or proceeding pending, or threatened, against Faircom or against either of the Faircom Subsidiaries which reasonably may give rise to any claim against any of the Faircom Broadcast Assets material to the operation of the Faircom Stations or upon Faircom's ability to perform in accordance with the terms of this Agreement, or which might result in a monetary forfeiture in excess of $25,000, in any material adverse effect upon the business operations or

                              -A32-
assets of Faircom or the Faircom Subsidiaries, or in any impairment of the right or ability of Faircom or the Faircom
Subsidiaries to carry on in all material respects their business as now conducted.

          (cc) NO CONFLICT. Subject to obtaining the required consents under material contracts, leases and agreements identified on Exhibits 2l(t), 21(k-1) and 21(i) and under paragraph 21(mm)(vii) and the approval of the Faircom Stockholders and the Commission, the execution, delivery and performance of this Agreement are not prohibited by and will not conflict with, constitute grounds for termination of, or result in any breach or violation of, or constitute a default under, the provisions of any material contract, the Certificate of Incorporation or By-Laws (or other charter or organizational documents) of Faircom or either of the Faircom Subsidiaries or, subject to obtaining the required approval of the Faircom Stockholders and the Commission, any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which Faircom or either of the Faircom Subsidiaries is a party or by which Faircom or either of the Faircom Subsidiaries or any of the Faircom Broadcast Assets are bound.

          (dd) REQUIRED CONSENTS. Except as specifically identified in Exhibits 2l(t), 21(k-1) and 21(i), neither Faircom nor either of the Faircom Subsidiaries is a party to or bound by any mortgage, lien, deed of trust, lease, agreement, instrument, order, judgment or decree which would require the consent of another to the execution of this Agreement or prohibit or require the consent of another to, or make unduly burdensome the consummation of, the Merger; and the consummation of the Merger will not result (immediately or upon the giving of notice and/or upon the passage of a period of time) in a breach of any term or provision of or constitute a default under any mortgage, deed of trust, note or other contract, agreement, instrument, license or permit to which Faircom or either of the Faircom Subsidiaries is a party, or otherwise give any other party thereto a right to terminate the same or result in an acceleration in the payment due under any note or other contract, agreement, instrument, license or permit which is binding on Faircom or the Faircom Subsidiaries, or in the creation of any lien, security interest, encumbrance or charge under any of the foregoing on any assets or properties of Faircom or the Faircom Subsidiaries, except where such breach or default would be immaterial.

          (ee) INTELLECTUAL PROPERTY. Exhibit 21(ee) hereto is a true and complete list of all material Intellectual Property applied for, registered or issued to, and owned by the Faircom

-A30-

Subsidiaries or under which the Faircom Subsidiaries are licensees and which is used in the conduct of the respective business and operations of the Faircom Subsidiaries. Except as set forth on Exhibit 21(ee): (i) the right, title and interest of the Faircom Subsidiaries in the Intellectual Property as owner or licensee, as applicable, is free and clear of all liens, claims, encumbrances, rights, or equities whatsoever of any third party and, to the extent any of the Intellectual Property is licensed to the Faircom Subsidiaries, such interest is valid and

                              -A33-
uncontested by the licensor thereof or any third party; (ii) all computer software located at the Faircom Stations' facilities or used in the Faircom Stations' business or operations is properly licensed to the Faircom Subsidiaries, and all of the uses by the Faircom Subsidiaries of such computer software are authorized under such licenses; (iii) all of the right, title and interest of the Faircom Subsidiaries in and to the Intellectual Property and computer software shall be assignable to Regent at Closing, and upon such assignment (should such assignment be necessary), Regent shall receive all of Faircom's or the Faircom Subsidiaries', as the case may be, right, title, and interest in and to all tangible and intangible property rights existing in the Intellectual Property; and (iv) there are no infringements or unlawful use of such Intellectual Property by Faircom or the Faircom Subsidiaries in connection with the business or operations of Faircom or the Faircom Subsidiaries.

          (ff) QUALIFICATIONS FOR TRANSFER OF CONTROL. The Faircom Subsidiaries are presently licensees in good standing with the Commission, and Faircom and the Faircom Subsidiaries have no knowledge of any fact or circumstance that could reasonably prevent approval of the transaction contemplated by this Agreement or the renewal of the Faircom Licenses.

          (gg) PUBLIC INSPECTION FILE. All the documents required by the rules, regulations and policies of the Commission to be maintained in each Faircom Station's local public records file are contained in such file and available for public inspection.

          (hh)     ABSENCE OF CERTAIN  CHANGES.  Since  December
31, 1996, except as disclosed in this Agreement, in the Faircom
Financials or in Faircom's filings under the Exchange Act, or as set forth on Exhibit 21(hh):

               (i)      Faircom has not created,  assumed,  or
suffered any mortgage, pledge, lien or encumbrance on any of the Faircom Broadcast Assets;

               (ii)     Faircom  has  conducted  the  business
of the Faircom Stations only in the ordinary course consistent with past practices;

               (iii)    there has not been:

                    (A)     any material  adverse change in the
business, assets, capitalization, operations, properties, prospects, or condition (financial or otherwise) of Faircom or the Faircom Subsidiaries, or any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting any of the Faircom Broadcast Assets;

                    (B)     any sale,  assignment,  lease or
other transfer or disposition of any of the properties or assets used or intended for use in the operation of the Faircom Stations except in the ordinary course of business, in connection with the acquisition of similar property or assets in the normal and usual course of business;

                    (C)     any lease,  agreement,  contract,
obligation, or commitment entered into in connection with the

                              -A34-
operation of the Faircom Stations except in the ordinary course of business;

                    (D)     any issuance of bonds, notes or other
corporate securities by Faircom;

                    (E)     any  declaration  of payment or
payments or distribution of cash or other property to the Faircom
Stockholders with respect to Faircom's capital stock; or

                    (F)     any purchase or redemption of any
shares  of Faircom's capital stock.

               (ii) PERSONNEL INFORMATION.

                    (i)      Exhibit  21(ii)  contains  a true
and complete list of all persons employed full-time at the Faircom Stations, including date of hire, a description of material compensation arrangements (other than employee benefit plans set forth in Exhibit 21(q)) and a list of other material terms of any and all agreements affecting such persons and their employment by Faircom. Faircom has received no notice that, and Faircom is not aware of, any individual employee who shall or is likely to terminate his or her employment relationship with the Faircom Stations upon the execution of this Agreement or after the Closing.

                    (ii)     Faircom,  with respect to the
Faircom Stations, is not a party to any contract or agreement with any labor organization, nor has Faircom agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified as representing any employees of Faircom at the Faircom Stations. Faircom has no knowledge of any organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of Faircom at the Faircom Stations.

                    (iii)    Except as disclosed in Exhibit
21(ii), Faircom, with respect to the Faircom Stations, has complied in all material respects with all laws relating to the employment of labor, including, without limitation, the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and those laws relating to wages, hours, collective bargaining, unemployment insurance, workers' compensation, equal employment opportunity and payment and withholding of taxes.

          (jj) [Reserved].

          (kk) OUTSTANDING DEBT. Exhibit 21(kk) correctly lists all outstanding debt of Faircom as of the date specified therein (other than short term debt payable on demand or within one year from the creation thereof and incurred in the ordinary course of business).

          (ll) NEGATIVE COVENANTS. Except for changes or actions in the ordinary course of business consistent with past practices, between the date hereof and the Closing Date, Faircom will not, without the prior written consent of Regent:

               (i) Increase the compensation payable or to become payable to any of the employees of Faircom except on a

                              -A35-
case by case basis and then only such that any increase shall not exceed 6% of any such employee's current salary or except pursuant to contractual commitments described on Exhibit 21(k-1);

               (ii)     Enter  into any  contract, lease or
commitment or engage in any transaction relating to any of the Faircom Stations;

               (iii) Cancel, modify, or amend in any material manner, or in any manner within its reasonable control impair any of the contracts, leases or other agreements identified on
Exhibit 21(k-1) relating to any of the Faircom Stations which are included in the Faircom Broadcast Assets;

               (iv)     Create any mortgage,  pledge, lien or
encumbrance affecting any of the Faircom Broadcast Assets which cannot be repaid concurrently with the Closing by Faircom or Regent;

               (v)      Sell,  assign,  lease or otherwise
transfer or dispose of any of the Faircom Broadcast Assets;

               (vi)     Consolidate with, merge into, or acquire
(with the exception of the Shelby Station) any other person or entity, or permit any person or entity to acquire, merge into or consolidate with it;

               (vii)    Declare, make or incur any liability to
make any dividends or other distributions on its capital stock;

               (viii) Redeem or otherwise acquire any shares of its capital stock;

               (ix) Issue or sell any shares of its capital stock, warrants, options or other rights to acquire any shares of its capital stock, except for shares issued pursuant to the exercise of options or the conversion of the Faircom Subordinated Notes outstanding as of the date hereof;

               (x)      Amend its Certificate of Incorporation or
By-Laws; or

               (xi)     Borrow  or incur  any  indebtedness
unless such indebtedness can be repaid concurrently with or prior to Closing.

          (mm) AFFIRMATIVE COVENANTS. Between the date hereof and the Closing Date, Faircom will:

               (i) Give to Regent and its authorized representatives, upon prior reasonable notice, full access during normal business hours to all properties, books, records, contracts and documents and furnish or cause to be furnished to Regent or its authorized representatives all information with respect to the affairs and business of the Faircom Stations as Regent may reasonably request, including monthly profit and loss statements and notice of changes in full-time employees;

               (ii) Notify Regent in writing upon obtaining knowledge of any new litigation pending or threatened against


                              -A36-

Faircom or the Faircom Subsidiaries or any damage to or destruction of any of the Faircom Broadcast Assets;

               (iii) Continue promotional activity at the Faircom
Stations as the same level necessary in order to comply with the provisions of paragraph 21(y);

               (iv) Furnish to Regent, at Faircom's expense,
Faircom Financials for the six months ended June 30, 1997 and for each month thereafter through the Closing Date;

               (v) Promptly notify Regent in writing of any material adverse developments with respect to the business or operations of Faircom or the Faircom Subsidiaries;

               (vi) Call, give proper notice and hold a special meeting of Faircom Stockholders for the purposes of submitting this Agreement and the transactions provided for herein to the Faircom Stockholders for adoption and approval, all in compliance with all applicable provisions of Delaware law, which meeting shall be held as soon as practicable after effectiveness of the Registration Statement; give the Faircom Stockholders due and proper notice of such meeting; and include with such notice to each Stockholder a copy of the proxy statement/prospectus constituting part of the Registration Statement, as provided to it by Regent for such purpose;

               (vii) Immediately following the execution of this Agreement, diligently pursue obtaining all consents and approvals required to be obtained by it, including those required under the material contracts, leases and agreements identified on Exhibits 2l(t), 21(k-1) and 21(i), and the consent of the Faircom Stockholders in accordance with paragraph 21(mm)(vi). Within forty-five (45) days after the execution of this Agreement and at periodic intervals as may be reasonably requested by Regent thereafter, Faircom will notify Regent of the status of obtaining the required consents and approvals, which consents and approvals have been obtained, and any other information relating thereto; and

          (nn) ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, Faircom agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transaction contemplated by this Agreement. In case at any time after the Closing any further action is reasonably necessary to carry out the purposes of this Agreement, Faircom shall take, or cause to be taken, such action.

          (oo) JOIN IN EXECUTION OF DOCUMENTS. Faircom will join with Subsidiary and Regent, at such time as all conditions precedent to the transactions contemplated by this Agreement have been fulfilled, in executing and delivering all documents which may be necessary or appropriate to effect the transactions contemplated by this Agreement.

          (pp) FULL DISCLOSURE. No representation or warranty made by Faircom contained in this Agreement nor any certificate, document or other instrument furnished or to be furnished by Faircom pursuant hereto contains or will contain any untrue statement of a material fact, or omits or shall omit to state any

                              -A37-
material fact required to make any statement contained herein or therein not misleading. Faircom is not aware of any impending or contemplated event or occurrence that would cause any of the foregoing representations not to be true and complete on the date of such event or occurrence as if made on that date. There is no fact which materially adversely affects the business, conditions, affairs or operations of Faircom or the Faircom Stations which has not been set forth in this Agreement, in the Faircom Financials or in Faircom's filings under the Exchange Act, or otherwise disclosed in writing by Faircom to Regent or its representatives. When the Registration Statement is filed with the SEC and at all times subsequent thereto, the portions of the Registration Statement and the proxy statement/prospectus included therein, and any amendments or supplements thereto which have been furnished by or on behalf of Faircom for inclusion therein pursuant to paragraphs 12A and 21(qq), will comply in all material respects with the requirements of the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder; will not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and will not fail to describe or contain as an exhibit any contract or document required to be described in the Registration Statement or the proxy statement/prospectus included therein or to be filed as an exhibit to the Registration Statement.

          (qq) SUBMISSION OF MATERIAL FOR REGISTRATION STATEMENT. Faircom shall provide or cause to be provided to Regent the Faircom Information, on or before five (5) days after the date hereof (or as soon thereafter as such information is available), for inclusion in the Registration Statement.

          (rr) FAIRNESS AND TAX OPINIONS. The Board of Directors of Faircom has received from Hoffman Schutz Media Capital, Inc., its financial advisor, an opinion that the consideration to be paid to the Faircom Stockholders as contemplated by this Agreement is fair to them from a financial point of view (the "Fairness Opinion"), and Faircom has received from Fulbright & Jaworski L.L.P., its legal counsel, an opinion, in form and substance reasonably satisfactory to it, to the effect that the Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code, on the basis of the facts, representations and assumptions set forth in such opinion (the "Tax Opinion").

COVENANTS, REPRESENTATIONS
AND WARRANTIES OF REGENT AND SUBSIDIARY
_______________________________________

          22. COVENANTS, REPRESENTATIONS AND WARRANTIES OF REGENT AND REGENT SUBSIDIARIES. Regent, on behalf of itself and on behalf of each of the Regent Subsidiaries, makes the following covenants, representations, and warranties (where meaningful, all warranties, representations, and covenants relating to Regent hereunder shall apply equally to each of the Regent Subsidiaries, as if any reference to Regent is a reference to any or each Regent Subsidiary as the context permits):





                              -A38-
               (a)  CORPORATE STANDING AND AUTHORITY.
                    ---------------------------------

                    (i) Regent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is in good standing as a corporation qualified to do business under the laws of the Commonwealth of Kentucky (being the only state in which Regent's offices, equipment, facilities and other tangible assets are situated); and has all corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby.

                    (ii) Each of the Regent Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; and is qualified as a foreign corporation in good standing under the laws of those states listed on Exhibit 22(a) attached hereto. All of the outstanding shares of capital stock of each of the Regent Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, and except as set forth on Exhibit 22(a), are owned, of record and beneficially, by Regent, free and clear of all liens, encumbrances, equities, options or claims whatsoever. None of the Regent Subsidiaries has outstanding any other equity securities or securities options, warrants or rights of any kind, convertible into, exchangeable for, or otherwise entitling any person to acquire, equity securities of such Subsidiary.

                    (iii) This Agreement and the transactions contemplated hereby have been adopted, ratified and approved by the Boards of Directors of Regent and Subsidiary and the stockholder of Subsidiary, and copies of all corporate proceedings of each of Regent and Subsidiary relating to such authorization and approval, certified by its Secretary, have been or will be delivered to Faircom at the Closing. No further corporate action on the part of Regent or Subsidiary is required. This Agreement constitutes a valid and binding obligation of Regent and Subsidiary, enforceable in accordance with its terms, subject to bankruptcy laws, other federal and state laws affecting creditors' rights generally and availability of equitable remedies.

               (b) CAPITALIZATION; REGENT STOCK. As of
Effectiveness, the authorized capital stock of Regent will be 30,000,000 shares of common stock ("Common Stock") (of which 240,000 shares were issued and outstanding as of the date hereof), and 20,000,000 shares of preferred stock, of which 620,000 shares will have been designated Series A Convertible Preferred Stock (600,000 shares of which were issued and outstanding as of the date hereof); 1,000,000 shares will have been designated Series B Senior Convertible Preferred Stock (none of which were issued and outstanding as of the date hereof and 1,000,000 shares of which may be issued and outstanding as of Effectiveness); 4,000,000 shares will have been designated Series C Convertible Preferred Stock (none of which are issued and outstanding as of the date hereof); 1,000,000 shares will have been designated Series D Convertible Preferred Stock (none of which were issued and outstanding as of the date hereof and 1,000,000 shares of which may be issued and outstanding as of Effectiveness); and 5,000,000 shares will have been designated as Series E Convertible Preferred Stock (none of which were issued

                              -A39-
and outstanding as of the date hereof). As of the date hereof, the holders of the preferred stock were entitled to convert the same into 600,000 shares of Common Stock (without taking into account the application of the anti-dilution provisions of such preferred stock). Except as stated herein, there are no other outstanding rights, warrants, options, subscriptions, agreements, or commitments giving any current or future right to require Regent to sell or issue any capital stock or other securities or any agreement or arrangement restricting the right of Regent to issue or sell any capital stock or other securities. Between the date hereof and the Closing Date Regent will not issue any additional shares of Common Stock or preferred stock, except (i) pursuant to the conversion of the outstanding preferred stock, and (ii) pursuant to the exercise of options which may be granted to management (up to but not to exceed an aggregate of 15% of the outstanding shares of capital stock, assuming conversion to Common Stock of all outstanding shares of Series A, B, C, D and E Convertible Preferred Stock and any series of preferred stock hereafter created on a fully diluted basis).

          All of the outstanding capital stock of Regent and Regent Subsidiary has been duly and validly authorized and issued and is fully paid and non-assessable and none of such securities has been issued or acquired in violation of any preemptive, subscription or other rights to purchase or acquire such securities or in violation of the Securities Act or the securities or blue sky or any other applicable laws or regulations of any jurisdiction.

          (c)  CORPORATE POWER.  Each of the Regent Subsidiaries:


                    (i) has all requisite corporate power and authority to own, lease and operate the Regent Assets owned, leased or operated by it and to carry on the business of the Regent Station as now being conducted by it and as proposed to be conducted by it between the date hereof and the Closing Date; and

                    (ii) has obtained all licenses, permits or other authorizations and has taken all actions required by applicable law or governmental regulations which are material to its business as now conducted.

          (d)  RESERVED.

          (e)  RESERVED.

          (f) AFFILIATES. Except as set forth on Exhibit 22(f), neither Regent nor any of the Regent Subsidiaries owns, directly or indirectly, any interest in any corporation, business trust, joint stock company or other business organization, association, partnership, venture or other entity.

          (g) RIGHTS TO ACQUIRE SECURITIES. Except as identified on Exhibit 22(g), there are no outstanding rights, options, subscriptions, agreements, or commitments giving anyone any current or future right to require Regent to sell or issue any capital stock or other securities or any agreement or arrangement restricting the right of Regent to issue or sell any capital stock or other securities.


                              -A40-

          (h) CORPORATE RECORDS. The minute books of each of Regent and the Regent Subsidiaries accurately reflect in all material respects all action taken by the respective Boards of Directors of such entities and the minute books of Regent and Subsidiary will accurately reflect all action required to be taken by the Closing by the Board of Directors of Regent and Subsidiary and the stockholder of Subsidiary to enable Regent and Subsidiary to execute and perform this Agreement and all transactions contemplated hereunder. The minute books of Regent and the Regent Subsidiaries contain true and complete copies of the Certificates of Incorporation and By-Laws of such entities, and all amendments thereto. The stock certificate books and share ledgers of Regent and the Regent Subsidiaries reflect accurately all information called for thereon and all issuances and transfers of the capital stock of such entities. All issuances and transfers reflected in said stock certificate books and ledger were duly and validly made in compliance with the laws of the applicable jurisdiction(s).

          (i) TITLE TO REGENT ASSETS. The Regent Subsidiaries have, and upon acquisition of the Park Lane Stations will have, good and marketable title to all of the Regent Assets (other than those subject to lease), free and clear of all liens, mortgages, pledges, conditional sales agreements, security interests, charges and encumbrances, except liens for taxes not yet due and payable and those listed on Exhibit 22(i).

          (j) FINANCIAL STATEMENTS; PROJECTIONS. The Regent Financials heretofore furnished to Faircom fairly present or will fairly present the consolidated financial position and consolidated results of operations of Regent and the Regent Subsidiaries as of the dates thereof and for the periods represented. All said Regent Financials, where applicable, have been and will be prepared in accordance with generally accepted accounting principles consistently applied. Regent interim statements have been or will be prepared in accordance with generally accepted accounting principles for interim financial information subject to year-end audit adjustments and the absence of footnotes.

          The Park Lane Financials are true, complete and correct, and have been prepared in accordance with generally accepted accounting principles consistently applied and maintained throughout the periods indicated, and present fairly the financial position and results of operations of Park Lane as of the dates thereof and for the periods covered thereby.

          The Regent Projections were prepared based upon assumptions which were reasonable and justifiable at the time of their preparation and, after taking into account actual conditions known to Regent to, and as of, the date of this Agreement, continue to be reasonable as of the date of this Agreement.

          (k)  CONTRACTS.

          (i)  Exhibit  22(k-1) is a complete  list or
description of all written and oral contracts relative to the Regent Station and the Park Lane Stations in existence at the date of this Agreement which are enforceable against Regent or


                              -A41-
which will be enforceable against Regent upon the acquisition by Regent of Park Lane, excluding:

                    (A)  oral employment  arrangements  with
Regent Station or Park Lane Station employees;

                    (B)  written  employment  arrangements with
Regent Station or Park Lane Station employees terminable without penalty or severance pay on no more than two (2) weeks' notice;

                    (C) contracts for the sale of radio time or advertising which conform to the representations of subparagraph
(k)(ii) below;

                    (D)  contracts  for the use,  rental, or
lease of office equipment (other than telephone and computer equipment);

                    (E)  contracts  for the sale of broadcast
time or advertising in exchange for merchandise or services; and

                    (F)  other  miscellaneous  contracts not
uncommon to broadcast properties which do not exceed $50,000 of expenditures or revenues annually in the aggregate.

               (ii) All contracts for the sale of broadcast time or advertising on the Regent Station or the Park Lane Stations in exchange for merchandise or services on or after the date hereof which will not be fully performed by the Closing Date to which either Regent, the Regent Subsidiaries or Park Lane is a party or by which it is bound are pre-emptible for cash sales and none is subject to fixed positions (except for those contracts which provide for the delivery of programming to the Regent Station or the Park Lane Stations in return for barter advertising). True and complete copies of all contracts, leases and agreements listed in Exhibit 22(k-1) have been made available to Faircom. Regent is current in all of its obligations under all of the contracts, leases and agreements listed on Exhibit 22(k-1) which are enforceable against Regent, and each such contract, lease and agreement is in full force and effect and will not be impaired by any acts or omissions within the reasonable control of Regent, its agents or employees except for those that shall previously have expired by passage of time in accordance with their respective terms.

               (iii)  Except as set forth on Exhibit 22(k-1) or
Exhibit 22(i), neither Regent nor Park Lane is a party to any written or oral:

                    (A)  agreement  or  indenture  relating to
the borrowing of money or to the mortgaging or pledging of, or otherwise placing a lien on, any material asset or material group of assets of Regent, the Regent Stations or the Park Lane
Stations;

                    (B) guarantee of any obligation (other than the endorsement of negotiable instruments for collection in the ordinary course of business); or




                              -A42-

                    (C)  agreement  whereunder  Regent or any
successor is obligated to make any conditional or other payment based upon the future performance of Regent or the Regent Station or the Park Lane Stations.

          (l)  GOVERNMENT AUTHORIZATIONS.
               -------------------------

               (i) Exhibit 1(bb) hereto contains a true and complete list of all licenses, permits or other authorizations issued by the Commission which are required for the lawful conduct of the business and operations of the Regent Station and the Park Lane Stations in the manner and to the full extent they are presently conducted (including, without limitation, auxiliary licenses associated with each Station). Regent has delivered to Faircom true and complete copies of the Regent Licenses, including any and all amendments and other modifications thereto.

               (ii) The entities specified on Exhibit 1(bb) are the authorized legal holders of the Regent Licenses. Except as set forth in Exhibit 1(bb), none of the Regent Licenses is subject to any restrictions or conditions which would materially limit the full operation of the Regent Station or the Park Lane Stations as now operated.

               (iii) Except as set forth in Exhibit 1(bb), and except for matters affecting the radio broadcast industry generally, there are no applications, complaints, petitions or proceedings pending or threatened as of the date hereof before the Commission or any other governmental or regulatory authority relating to the business or operations of the Regent Station or any of the Park Lane Stations. Except as set forth in Exhibit 1(bb), the Regent Licenses are in good standing, are in full force and effect and are unimpaired by any act or omission of Regent or its stockholders, officers, directors or employees. The operations of the Regent Station and the Park Lane Stations are in accordance in all material respects with the Regent Licenses and the underlying construction permits. No proceedings are pending or threatened, and there has not been any act or omission of Regent or any of its officers, directors, stockholders or employees, which reasonably may result in the revocation, non-renewal, suspension or material modification of any of the Regent Licenses, the denial of any pending applications, the issuance of any cease and desist order, the imposition of any administrative actions by the Commission or any other governmental or regulatory authority with respect to the Regent Licenses or which reasonably may affect Regent's ability to continue to operate the Regent Station and the Park Lane Stations substantially as they are currently operated.

               (iv) The Regent Station and each of the Park Lane
Stations is operating with the maximum facilities specified in the Regent License.

               (v) Neither the Regent Station nor any of the Park Lane Stations is causing objectionable interference to the transmissions of any other broadcast station or communications facility nor has any of the Park Lane Stations or the Regent Station received any complaints with respect thereto; and (ii) no other broadcast station or communications facility is causing objectionable interference to the respective transmissions of the

                              -A43-

Regent Station or the Park Lane Stations or the public's reception of such transmissions.

               (vi) Regent has no reason to believe that the Regent Licenses will not be renewed in their ordinary course.

               (vii) All reports, forms, and statements required to be filed by Regent or the Regent Subsidiaries with the Commission with respect to the Regent Station and the Park Lane Stations since the grant of the last renewal of the Regent Licenses have been filed and are substantially complete and accurate.

               (viii)  There are no facts which, under the
Communications Act of 1934, as amended, or the existing rules and regulations of the Commission, would cause the Regent Licenses not to be renewed in their ordinary course.

               (ix) The operation of the Regent Station and the Park Lane Station and all of the Regent Assets are in compliance in all material respects with ANSI Radiation Standards
C95.1 - 1992.

          (m) MANAGEMENT, KEY EMPLOYEES AND ACCOUNTS. Exhibit 22(m-1) sets forth the names of all current employees whose compensation (including without limitation, salaries, bonuses and commissions) from Regent and Park Lane for the year ended December 31, 1996 or for the current year on an annualized basis exceeds $30,000. Exhibit 22(m-2) sets forth the name of each bank or savings institution in which Regent and Park Lane have an account or safe deposit box.

          (n) TAX ELECTIONS. Neither Regent nor Park Lane has filed a consent to the application of Section 341(f)(2) of the Internal Revenue Code with regard to any property held, acquired or to be acquired at any time.

          (o) RELATED TRANSACTIONS. All outstanding debts and other obligations of Regent to any stockholders or officers or directors of Regent and all outstanding debts and other obligations of Park Lane to any stockholders or officers or directors of Park Lane are listed on Exhibit 22(o), except for those incurred for normal travel and entertainment in connection with the conduct of the business of Regent, the Regent Station, Park Lane, the Park Lane Stations, and were incurred in return for fair and adequate consideration paid or delivered by them in cash, services, or other property. All debts of any such stockholders, officers or directors to Regent and Park Lane are listed on Exhibit 22(o) and reflected on the Regent Financials or the Park Lane Financials, respectively.

          (p) TAXES. Except as set forth on Exhibit 22(p), each of Regent and Park Lane has filed all federal, state, local and foreign income, franchise, sales, use, property, excise, payroll and other tax returns required by law to be filed by it as of the date hereof. All returns identified on Exhibit 22(p) to be filed will be filed and all taxes required to be paid in respect of the periods covered by such returns will be paid prior to the Closing Date. Regent has delivered to Faircom true and complete copies of all federal, state and local income tax returns of Regent and Park Lane as filed. Each of Regent and Park Lane has duly paid or

                              -A44-
accrued all taxes required to be paid by it in respect of the periods covered by all such returns, whether or not shown on such returns, and all interest and penalties thereon, whether disputed or not, and neither Regent nor Park Lane has any liability for taxes in excess of the amounts so paid. All of the tax liabilities of Regent and Park Lane for the current year to date and for the year 1996, whether or not they have become due and payable, have been paid in full or adequately reserved for, and to the extent tax liabilities have accrued but not become payable, they are reflected on the books of Regent or in the Regent Financials or the Park Lane Financials. Neither Regent nor Park Lane has requested any extension of time within which to file any tax returns which have not since been filed, and no deficiencies for any tax, assessment or governmental charge have been claimed, proposed or assessed by any taxing authority and there is no basis for any such deficiency or claim. There are no present disputes as to taxes of any nature payable by Regent or Park Lane which in any event reasonably could adversely affect any of the Regent Assets. Except as set forth on Exhibit 22(p), neither Regent nor Park Lane has been advised that any of its tax returns, federal, state, local or foreign, have been or are being audited. Neither Regent nor Park Lane has as of the date hereof any unfunded liability, fixed or contingent, for any unpaid federal, state or local taxes or other governmental or regulatory charges whatsoever (including without limitation withholding and payroll taxes). As used herein, the term "tax" includes, without limitation, all federal, state, local and foreign income, profits, sales, use, occupancy, excise, added value, employees' income withholding, social security, franchise, property, and all other governmental taxes, license fees and other charges of every kind and description and related governmental charges imposed by the laws and regulations of any governmental jurisdiction, whether such taxes are due or claimed to be due from Regent by federal, state, local or foreign taxing authorities.

          (q) EMPLOYEE BENEFIT PLANS. On the date hereof and on the Closing Date, neither Regent nor Park Lane will have in effect any bonus, premium, group insurance, retirement, stock option, pension, profit sharing or similar plan or any employment agreement with respect to any of its employees except as set forth on Exhibit 22(q) and Exhibit 22(k-1).

          (r) COMPLIANCE WITH COMMISSION REGULATIONS. Except as specified in Exhibit 22(r), the operation of the Regent Station, the Park Lane Stations, and the Regent Assets are in compliance in all material respects with: (a) all applicable engineering standards required to be met under applicable Commission rules; and (b) all other applicable federal, state and local rules, regulations, requirements and policies, including, but not limited to, equal employment opportunity policies of the Commission, and all applicable painting and lighting requirements of the Commission and the Federal Aviation Administration to the extent required to be met under applicable Commission rules and regulations, and there are no filed claims to the contrary.

          (s)  PERSONAL PROPERTY. Without material omission,
Exhibit 22(s) hereto contains a list of all items of tangible personal property owned by Regent and/or the Regent Subsidiaries and all items of tangible personal property that are to be acquired by Regent upon the acquisition by Regent of Park Lane, and used in the conduct of the business and operations of the

                              -A45-

Regent Station and the Park Lane Stations. Exhibit 22(s) also separately lists any material tangible personal property leased by Regent and Park Lane pursuant to leases included within the contracts listed on Exhibit 22(k-1). Except as disclosed on
Exhibit 22(s), Regent or the Regent Subsidiaries have, and upon the acquisition of the Park Lane Stations will have, good and marketable title to all of the items of tangible personal property which are included in the Regent Assets (other than those subject to lease) and none of such assets is subject to any security interest, mortgage, pledge, lease, license, lien, encumbrance, title defect or other charge, except for liens for taxes not yet due and payable or which are immaterial. The properties listed in Exhibit 22(s), along with those properties subject to lease and included among the contracts listed on
Exhibit 22(k-1), constitute all material tangible personal property necessary to operate the Regent Station and the Park Lane Stations as the same are now being operated. Except as set forth in Exhibit 22(s) and except as provided below, all items of tangible personal property included in the Regent Assets are, in all material respects, in good and technically sound operating condition and repair (ordinary wear and tear excepted), are free from all material defect and damage, are suitable for the purposes for which they are now being used, and have been maintained in a manner consistent with generally accepted standards of good engineering practice. Regent has discovered that certain conditions exist which it believes are inconsistent with certain representations made to Regent by the stockholders of Park Lane with respect to the condition of certain of its equipment, and Regent has exercised its right to require Park Lane to cause this equipment to be brought into compliance with its representations.

          (t)  REAL PROPERTY.

               (i) Exhibit 22(t) hereto contains a complete and accurate list and description of all real property (including without limitation, real property relating to the towers, transmitters, studio sites and offices of the Regent Station and the Park Lane Stations) used by Regent or the Regent Subsidiaries in connection with the operations of the Regent Station (the "Regent Real Estate") and a description of all real property that is to be acquired upon the closing of the acquisition by Regent of Park Lane (the "Park Lane Real Estate").

               (ii) The Regent Subsidiaries have good and marketable title in fee simple to all the Regent Real Estate specified as owned by them in Exhibit 22(t), free and clear of all liens, charges, security interests, physical and financial encumbrances, leases, covenants, restrictions, rights of way, easements, encroachments, other matters affecting title, and adverse claims of any kind, direct or indirect, whether accrued, absolute, contingent or otherwise, except for those of the nature set forth in Exhibit 22(t). With respect to each of the buildings, structures and appurtenances situated on the Regent Real Estate, the Regent Subsidiaries have adequate rights of ingress and egress for operation of their respective businesses in the ordinary course. None of the buildings, structures, improvements, or fixtures constructed on the Regent Real Estate, including without limitation towers, guy wires and guy anchors, and ground radials, nor the operation or maintenance thereto, violates any restrictive covenant or any provision of any

                              -A46-
federal, state or local law, ordinance, rule or regulation, or encroaches on any property owned by others, and all such buildings, structures, improvements and fixtures are constructed and operated and used in conformance with all "set back" lines, easements, covenants, restrictions, and all applicable building, fire, zoning and health codes. No condemnation or other legal proceeding or action of any kind relating to such real property and/or title thereto is pending or threatened which would preclude or impair the continued use of any such property by the Regent Subsidiaries for the purposes for which it is currently used.

               (iii) Except as described in Exhibit 22(t), all buildings, structures, towers, antennae, improvements and fixtures situated on the Regent Real Estate are in all material respects in good and technically sound operating condition, ordinary wear and tear excepted, have no latent structural, mechanical or other defects of material significance, are reasonably suitable for the purposes for which they are being used, and each real property site used by the Regent Subsidiaries has adequate rights of ingress and egress, utility service for water and sewer, telephone, electric and/or gas, and sanitary service for the conduct of the business and operations of the Regent Station as presently conducted.

               (iv) With respect to the Park Lane Real Estate, Park Lane has good and marketable title in fee simple to all of the Park Lane Real Estate free and clear of all liens, charges, security interests, physical and financial encumbrances, leases, covenants, restrictions, rights of way, easements, encroachments, other matters affecting title, and adverse claims of any kind, direct or indirect, whether accrued, absolute, contingent or otherwise, except for those of the nature set forth in Exhibit 22(t). With respect to each of the buildings, structures and appurtenances situated on the Park Lane Real Estate, Park Lane has adequate rights of ingress and egress for the operation of the business of Park Lane in the ordinary course. None of the buildings, structures, improvements, or fixtures constructed on the Park Lane Real Estate, including without limitation towers, guy wires and guy anchors, and ground radials, nor the operation or maintenance thereto, violates any restrictive covenant or any provision of any federal, state or local law, ordinance, rule or regulation, or encroaches on any property owned by others. No condemnation proceeding is pending or threatened which would preclude or impair the continued use of any such property by Park Lane for the purposes for which it is currently used. Except as described in Exhibit 22(t), all buildings, structures, towers, antennae, improvements and fixtures situated on the Park Lane Real Estate are in good and technically sound operating condition, ordinary wear and tear excepted, have no latent struc-tural, mechanical or other defects of material significance, are reasonably suitable for the purposes for which they are being used, and each has adequate rights of ingress and egress, utility service for water and sewer, telephone, electric and/or gas, and sanitary service for the conduct of the business and operations of the Park Lane Stations as presently conducted.

               (u) ENVIRONMENTAL. Except as set forth in Exhibit 22(u), each of Regent and Park Lane has complied in all material respects with all federal, state and local environmental laws, rules and regulations as in effect on the date hereof applicable

                              -A47-
to the Regent Station and its operations and the Park Lane Stations and their operations, respectively, including but not limited to the Commission's guidelines regarding RF radiation. The technical equipment included in the assets used or held for use in the operation of the Regent Station and the Park Lane Stations does not contain any PCBs. No hazardous or toxic waste, substance, material or pollutant (as those or similar terms are defined under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. ss.ss.9601 ET SEQ., Toxic Substances Control Act, 15 U.S.C. ss.ss.2601 ET SEQ., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. ss.ss.6901 et seq. or any other applicable federal, stATe and local environmental law, statute, ordinance, order, judgment rule or regulation relating to the environment or the protection of human health ("Environmental Laws")), including but not limited to, any asbestos or asbestos-related products, oils or petroleum-derived compounds, CFCs, PCBs, or underground storage tanks, have been released, emitted or discharged (in violation of applicable laws or regulations), or are currently located (in quantities in violation of applicable laws and regulations) in, on, under, or about the real property on which the Regent Station and the Park Lane Stations and their assets are situated, including without limitation the transmitter sites, or contained in the tangible personal property included in the assets in respect of the Regent Station and the Park Lane Stations. The Regent Assets and Regent's use thereof are not in any material respect in violation of any Environmental Laws or any occupational, safety and health or other applicable law now in effect.

               (v) INSURANCE. Exhibit 22(q) and Exhibit 22(v) contain a list and summary of the terms of all insurance coverage owned by Regent and Park Lane. Until the Closing Date, Regent and Park Lane will maintain or cause to be maintained all insurance coverage described in such Exhibits or obtain equivalent replacements therefor, and copies of all insurance policies have been delivered to Faircom or will be delivered to Faircom within three (3) days of when received by Regent.

               (w) ACCOUNTS AND NOTES RECEIVABLE. All accounts and notes receivable of Regent reflected in the Regent Financials or referred to in the notes thereto, and all accounts and notes receivable of Park Lane reflected in the Park Lane Financials or referred to in the notes thereto, arose from valid transactions in the ordinary course of business with unrelated third parties (except as otherwise disclosed in the Regent Financials or in the Park Lane Financials or on Exhibit 22(o)), and are collectible at their full amount except for bad debt allowance indicated therein.

               (x) LAWS, REGULATIONS AND INSTRUMENTS. Neither Regent, any of the Regent Subsidiaries, nor Park Lane is in violation of any term of its respective Certificate of Incorporation or By-Laws. On the date hereof, except as set forth on Exhibit 22(r), the Regent Station and the Park Lane Stations are in compliance in all material respects with all applicable federal, state and local laws, ordinances and regulations. Regent agrees that prior to the Closing Date, if it becomes aware of any violations of the Communications Act of 1934, as amended, or of the rules and regulations of the Commission, it will remove all such violations or be responsible for the costs of removing such,

                              -A48-
including the payment of any fines or forfeitures that may be assessed before or after Closing for any such violations. Neither Regent, any of the Regent Subsidiaries, nor Park Lane is in default with respect to any judgment, order, injunction or decree applicable to it of any court, administrative agency, or other governmental authority.

               (y) CONDUCT OF REGENT STATION AND PARK LANE
STATIONS. Until the Closing Date, Regent shall use its reasonable best efforts (based upon the exercise of reasonably prudent business judgment) to maintain and preserve the present character of the Regent Station and the Park Lane Stations, the quality of their programs, their business organization and makeup and present customers and present business reputation, to keep available to the Regent Station and the Park Lane Stations the services of their present employees, and to maintain and preserve the good will of their advertisers and listeners.

               (z) DISPOSITION OF ASSETS. Between the date hereof and the Closing Date, neither Regent, the Regent Subsidiaries nor Park Lane will, without the prior written consent of Faircom, transfer, convey or assign to any other person any of the Regent Assets unless, (i) in the case of tangible assets included in the Regent Assets, the same are replaced by assets of equal quality and usefulness or (ii) such disposition is in the ordinary course of Regent's business and does not exceed $25,000 in the aggregate.

               (aa) TRANSMITTER SITES. Except as otherwise disclosed on Exhibit 1(bb), neither the Regent Station's transmitter site nor any of the Park Lane Stations' transmitter sites is the subject of any official complaint or notice of violation of any applicable zoning ordinance or building code and no such violation is known to exist. Regent has no knowledge of any encroachment on adjacent property, violation of any zoning ordinance or building code or use or occupancy restriction, or pending or threatened condemnation proceeding which would preclude or impair the use of such real estate or the improvements thereon by Regent, consistent with the terms of the Regent Station's transmitter site lease or any Park Lane Stations' transmitter site lease and in the manner and for the purpose for which it is presently used.

               (bb) LITIGATION. Except as disclosed in Exhibit 22(bb), there is no litigation, action, suit, investigation or proceeding pending, or threatened, against Regent, any of the Regent Subsidiaries, or Park Lane, which reasonably may give rise to any claim upon any of Regent's Assets material to the operation of the Regent Station or the Park Lane Stations or upon Regent's or Subsidiary's ability to perform in accordance with the terms of this Agreement, or which might result in a monetary forfeiture in excess of $25,000, in any material adverse effect upon the business, operations or assets of Regent or the Regent Subsidiaries, or in any impairment of the right or ability of Regent or the Regent Subsidiaries to carry on in all material respects their business as now conducted.

               (cc) NO CONFLICT. Subject to obtaining the required consents referred to in paragraph 22(dd) and the approval of the Commission, the execution, delivery and performance of this Agreement are not prohibited by and will not

                              -A49-
conflict with, constitute grounds for termination of, or result in any breach or violation of, or constitute a default under, the provisions of any material contract, the Certificate of Incorporation or By-Laws (or other charter or organizational documents) of Regent, any of the Regent Subsidiaries, or Park Lane, or any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which Regent, any of the Regent Subsidiaries, or Park Lane is a party or by which Regent, any of the Regent Subsidiaries, Park Lane, or any of the Regent Assets is bound.

               (dd) REQUIRED CONSENTS. Except as specifically identified in Exhibit 22(dd), neither Regent, the Regent Subsidiaries, nor Park Lane is a party to or bound by any mortgage, lien, deed of trust, lease, agreement, instrument, order, judgment or decree which would require the consent of another to the execution of this Agreement or prohibit or require the consent of another to or make unduly burdensome the consummation of, the Merger; and the consummation of the Merger will not result (immediately or upon the giving of notice and/or upon the passage of period of time) in a breach of any term or provision of or constitute a default under any mortgage, deed of trust, note or other agreement or instrument to which Regent, the Regent Subsidiaries, or Park Lane is a party, or otherwise give any other party thereto a right to terminate the same or result in an acceleration in the payment due under any note or other agreement or instrument which is binding on Regent, the Regent Subsidiaries, or Park Lane, or in the creation of any lien, security interest, encumbrance or charge under any of the foregoing on any assets or properties of Regent, the Regent Subsidiaries, or Park Lane, except where such breach or default would be immaterial.

               (ee) INTELLECTUAL PROPERTY. Exhibit 22(ee) hereto is a true and complete list of all material Intellectual Property applied for, registered or issued to, and owned by the Regent Subsidiaries and Park Lane or under which the Regent Subsidiaries and Park Lane are licensees and which is used in the conduct of the respective business and operations of the Regent Subsidiaries or Park Lane. Except as set forth on Exhibit 22(ee): (i) the right, title and interest of the Regent Subsidiaries and Park Lane in the Intellectual Property as owner or licensee, as applicable, is free and clear of all liens, claims, encumbrances, rights, or equities whatsoever of any third party and, to the extent any of the Intellectual Property is licensed to the Regent Subsidiaries and Park Lane, such interest is valid and uncontested by the licensor thereof or any third party; (ii) all computer software located at the Regent Station's or the Park Lane Stations' facilities or used in the Regent Station's or the Park Lane Stations' business or operations is properly licensed to the Regent Subsidiaries or Park Lane, as the case may be, and all of the uses by the Regent Subsidiaries or Park Lane of such computer software are authorized under such licenses; and (iii) there are no infringements or unlawful use of such Intellectual Property by Regent, the Regent Subsidiaries or Park Lane in connection with the business or operations of Regent, the Regent Subsidiaries, or Park Lane.

               (ff) QUALIFICATIONS FOR TRANSFER OF CONTROL. One of the Regent Subsidiaries and either Park Lane or one or more of its subsidiaries is presently a licensee in good standing with

                              -A50-
the Commission, and Regent has no knowledge of any fact or circumstance that could reasonably prevent approval of the transaction contemplated by this Agreement or the renewal of the Regent Licenses.

               (gg) PUBLIC INSPECTION FILE. All the documents required by the rules, regulations and policies of the Commission to be maintained in the Regent Station's and the Park Lane
Stations' local public records file are contained in such file and available for public inspection.

               (hh) ABSENCE OF CERTAIN  CHANGES.  Since  December
31, 1996, except as disclosed in this Agreement, in the Regent
Financials or the Park Lane Financials, or as set forth on
Exhibit 22(hh):

                    (i)      Neither  Regent nor Park Lane has
created, assumed, or suffered any mortgage, pledge, lien or encumbrance on any of the Regent Assets;

                    (ii)     there has not been:

                         (A)     any material  adverse change in
the business, assets, capitalization, operations, properties, prospects or condition (financial or otherwise) of Regent, the Regent Subsidiaries, or Park Lane, or any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the Regent Assets;

                         (B)     any sale,  assignment,  lease or
other transfer or disposition of any of the properties or assets used or intended for use in the operation of the Regent Station and the Park Lane Stations except in the ordinary course of business, in connection with the acquisition of similar property or assets in the normal and usual course of business;

                         (C)     any lease,  agreement,
contract, obligation, or commitment entered into in connection with the operation of the Regent Station or the Park Lane
Stations except in the ordinary course of business;

                         (D)     any issuance of bonds, notes or
other corporate securities by Regent;

                         (E)     any  declaration  of payment or
payments or distribution of cash or other property to Regent's stockholders with respect to Regent's capital stock; or

                         (F)     any purchase or redemption of
any shares of Regent's capital stock.

               (ii) PERSONNEL INFORMATION.
                    ----------------------

                    (i)      Exhibit  22(ii)  contains  a true
and complete list of all persons employed full-time at the Regent Station and the Park Lane Stations, including date of hire, a description of material compensation arrangements (other than employee benefit plans set forth in Exhibit 22(q)) and a list of other material terms of any and all agreements affecting such persons and their employment by Regent. Regent has received no

                              -A51-
notice that, and Regent is not aware of, any individual employee who shall or is likely to terminate his or her employment relationship with the Regent Station or any of the Park Lane
Stations upon the execution of this Agreement or after the Closing.

                    (ii) Regent, with respect to the Regent
Station and the Park Lane Stations, is not a party to any contract or agreement with any labor organization, nor has Regent agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified as representing any employees of Regent at the Regent Station or any of the Park Lane Stations. Regent has no knowledge of any organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of Regent at the Regent Station or any of the Park Lane Stations.

                    (iii) Except as disclosed in Exhibit 22(ii),
Regent, with respect to the Regent Station and the Park Lane Stations, has complied in all material respects with all laws relating to the employment of labor, including, without limitation, ERISA, and those laws relating to wages, hours, collective bargaining, unemployment insurance, workers' compensation, equal employment opportunity and payment and withholding of taxes.

               (jj) [Reserved].

               (kk) OUTSTANDING DEBT. Exhibit 22(kk) correctly lists all outstanding debt of Regent and Park Lane as of the date specified therein (other than short term debt payable on demand or within one year from the creation thereof and incurred in the ordinary course of business).

               (ll) NEGATIVE COVENANTS. Except for changes or actions in the ordinary course of business consistent with past practices, and except as set forth on Exhibit 22(ll) or as contemplated by this Agreement, between the date hereof and the Closing Date, Regent will not, without the prior written consent of Faircom:

                    (i)      Increase the compensation  payable
or to become payable to any of the employees of Regent except on a case by case basis and then only such that any increase shall not exceed 6% of any such employee's current salary or except pursuant to contractual commitments described on Exhibit 22(k-1);

                    (ii)     Enter  into any  contract,  lease or
commitment or engage in any transaction relating to the Regent
Station or any of the Park Lane Stations;

                    (iii)    Cancel, modify or amend in any
material manner, or in any manner within its reasonable control impair any of the contracts, leases or other agreements identified on Exhibit 22(k-1) relating to the Regent Station or any of the Park Lane Stations which are included in the Regent Assets;

                    (iv)     Create any mortgage,  pledge,  lien
or encumbrance affecting any of the Regent Assets;


                              -A52-

                    (v)      Sell,  assign,  lease or  otherwise
transfer or dispose of any of the Regent Assets;

                    (vi)     Consolidate with, merge into, or
acquire any other person or entity, or permit any person or entity to acquire, merge into or consolidate with it; provided, however, that for purposes of this subparagraph 22(ll)(vi), the consent of either the President of Faircom or the General Partner of Blue Chip shall constitute the consent of Faircom, and the consent of Faircom shall not be required for those transactions listed on Exhibit 22(ll);

                    (vii)    Declare, make or incur any liability
to make any dividends or other distributions on its capital stock;

                    (viii)   Redeem or otherwise acquire any
shares of its capital stock;

                    (ix)     Issue or sell any shares of its
capital stock, warrants, options or other rights to acquire any shares of its capital stock, except pursuant to the conversion of the outstanding Preferred Stock, and except for shares issued pursuant to the exercise of options which may be granted to management (up to but not to exceed 15% of the outstanding shares of capital stock of Regent, assuming conversion to Common Stock of all outstanding shares of Series A, B, C, D and E and any series of preferred stock hereafter created on a fully diluted basis);

                    (x)      Amend its  Certificate  of
Incorporation or By-Laws (other than to file its Amended and Restated Certificate of Incorporation as provided in Paragraph
1(y) hereto); or

                    (xi)     Borrow  or incur  any  indebtedness
unless such indebtedness can be repaid concurrently with or prior to the Closing.

               (mm) AFFIRMATIVE COVENANTS. Between the date hereof and the Closing Date, Regent will:

                    (i) Give to Faircom and its authorized representatives, upon prior reasonable notice, full access during normal business hours to all properties, books, records, contracts and documents and furnish or cause to be furnished to Faircom or its authorized representatives all information with respect to the affairs and business of the Regent Station or the Park Lane Stations as Faircom may reasonably request, including monthly profit and loss statements and notice of changes in full-time employees;

                    (ii)     Notify Faircom in writing of any new
litigation pending or threatened against Regent, the Regent
Subsidiaries or any of the Park Lane Stations or any damage to or destruction of any of the Regent Assets;

                    (iii)    Furnish to Faircom, at Regent's
expense, the Regent Financials and the Park Lane Financials;



                              -A53-

                    (iv)     Promptly notify Faircom in writing
of any material adverse developments with respect to the business or operations of Regent or the Regent Subsidiaries; and

                    (v)      Use its reasonable  best efforts to
consummate the acquisition of the Park Lane Stations prior to or concurrently with the Closing hereunder on substantially the terms previously disclosed to Faircom, and use its reasonable best efforts to obtain all necessary financing in connection with the pending acquisition of Park Lane.

               (nn) ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, Regent and Subsidiary agree to use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Closing any further action by Regent or Subsidiary is reasonably necessary to carry out the purposes of this Agreement, Regent and Subsidiary shall take, or cause to be taken, such action.

               (oo) JOIN IN EXECUTION OF DOCUMENTS. Regent and Subsidiary will join with Faircom, at such time as all conditions precedent to the transactions contemplated by this Agreement have been fulfilled, in executing and delivering all documents which may be necessary or appropriate to effect the transactions contemplated by this Agreement.

               (pp) FULL DISCLOSURE. No representation or warranty made by Regent contained in this Agreement nor any certificate, document or other instrument furnished or to be furnished by Regent pursuant hereto contains or will contain any untrue statement of a material fact, or omits or shall omit to state any material fact required to make any statement contained herein or therein not misleading. Regent is not aware of any impending or contemplated event or occurrence that would cause any of the foregoing representations not to be true and complete on the date of such event or occurrence as if made on that date. There is no fact which materially adversely affects the business, conditions, affairs or operations of Regent or the Regent Station which has not been set forth in this Agreement, in the Regent Financials, or otherwise disclosed or to be disclosed in writing (pursuant to a registration statement or otherwise) by Regent to Faircom, its representatives or the Faircom Stockholders. When the Registration Statement is filed with the SEC and at all times subsequent thereto, the portions of the Registration Statement and the proxy statement/prospectus included therein, and any amendments or supplements thereto which have been furnished by or on behalf of Regent for inclusion therein, will comply in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and will not fail to describe or contain as an exhibit any contract or document required to be described in the Registration Statement or the proxy statement/prospectus included therein or to be filed as an exhibit to the Registration Statement.



                              -A54-

               (qq) ISSUANCE OF PREFERRED STOCK. The Preferred Stock, when and if issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable, and will be free of any liens or encumbrances (other than those created by the Faircom Stockholders), and will not be subject to any restrictions on transferability by Regent's Certificate of Incorporation, as amended and restated, or by any agreement to which Regent is a party; provided, however, that such shares may be subject to restrictions on transfer under state securities laws and federal communications and/or securities laws.

               (rr) TRANSFERABILITY OF PREFERRED STOCK. The
Preferred Stock, when issued pursuant to the Registration Statement and delivered to the Faircom Stockholders pursuant to the terms hereof, will be freely tradable under the Securities Act by Faircom Stockholders who are not deemed "affiliates" (as defined under the Securities Act) of Regent or Faircom.

          23.  RESERVED.

                          RISK OF LOSS

          24.  RISK OF LOSS.

               (a) FAIRCOM BROADCAST ASSETS. The risk of loss, damage or destruction from any cause to the tangible Faircom Broadcast Assets shall be borne by Faircom at all times between the date of this Agreement and the Closing Date. In the event of any such loss, damage or destruction, Faircom shall repair, replace or restore any such Faircom Broadcast Asset prior to the Closing Date. In the event of substantial damage to any of the Faircom Broadcast Assets or in the event of the occurrence of any damage or event which prevents broadcast transmission of any of the Faircom Stations in the normal and usual manner and substantially in accordance with its license, Faircom shall promptly notify Regent of the same in writing, specifying with particularity the loss or damage incurred, the cause thereof if known or reasonably ascertainable, and an estimate of the extent to which restoration, replacement and repair of the property lost or destroyed will be reimbursed under the insurance coverage. In the event the damage has not been restored or repaired by the Closing Date, then Regent and Subsidiary shall have the option to:

                    (i)   postpone  the  Closing  Date until such
time, not later than thirty (30) days after such loss, damage or destruction, as the property has been completely repaired, replaced or restored; or

                    (ii)  terminate  this  Agreement  if  Faircom
has not acted diligently to repair, replace or restore such Faircom Broadcast Assets; or

                    (iii) elect to consummate the Closing and accept the Faircom Broadcast Assets in their then condition.

                    In the event Regent and Subsidiary elect to postpone the Closing Date, Faircom, Regent and Subsidiary will cooperate to extend the time during which this Agreement must be closed as specified in the Commission's Order.

                              -A55-

               (b) REGENT ASSETS. The risk of loss, damage or destruction from any cause to the tangible Regent Assets shall be borne by Regent at all times between the date of this Agreement and the Closing Date. In the event of any such loss, damage or destruction, Regent shall repair, replace or restore any such Regent Asset prior to the Closing Date. In the event of substantial damage to any of the Regent Assets or in the event of the occurrence of any damage or event which prevents broadcast transmission of the Regent Station or any of the Park Lane Stations in the normal and usual manner and substantially in accordance with its license, Regent shall promptly notify Faircom of the same in writing, specifying with particularity the loss or damage incurred, the cause thereof if known or reasonably ascertainable, and an estimate of the extent to which restoration, replacement and repair of the property lost or destroyed will be reimbursed under the insurance coverage. In the event the damage has not been restored or repaired by the Closing Date, then Faircom shall have the option to:

                    (i)  postpone  the  Closing  Date until such
time, not later than thirty (30) days after such loss, damage or destruction, as the property has been completely repaired, replaced or restored; or

                    (ii) terminate this Agreement if Regent has not acted diligently to repair, replace or restore such Regent
Assets; or

                    (iii) elect to consummate the Closing and accept the Regent Assets in their then condition.

                    In the event Faircom elects to postpone the Closing Date, Faircom, Regent and Subsidiary will cooperate to extend the time during which this Agreement must be closed as specified in the Commission's Order.

               (c) BROADCAST TRANSMISSION OF STATIONS PRIOR TO CLOSING. Notwithstanding the provisions of paragraphs 24(a) and
(b) above, if prior to the Closing Date any event occurs which prevents the broadcast transmission of any of the Faircom Stations or the Regent Station or any of the Park Lane Stations in the manner which it has heretofore been operating, for a period of thirty-six (36) hours or more or five (5) periods of more than five (5) hours each in any thirty (30) day period, then Faircom (in cases involving the Faircom Stations) or Regent (in cases involving the Regent Station or the Park Lane Stations) shall give prompt written notice thereof to the other party. In such event, the owner of the affected station shall use its best efforts to restore the operations to substantially full licensed power and antenna height as soon as possible. If such facilities are not restored so that operation is resumed with substantially full licensed power and antenna height as described in the particular Station's licenses issued by the Commission within seven (7) consecutive days or eight (8) non-consecutive days after the date of the interruption, the party whose station is not subject to such interruption in transmission shall have the right, by giving written notice to the other party of its election to do so, to terminate this Agreement forthwith without any further obligation hereunder, provided that such notice is given before normal operation is resumed or within ten (10) days of first receiving from the other party the notice of interruption.
                              -A56-

        CONDITIONS PRECEDENT TO SUBSIDIARY'S AND REGENT'S
                       OBLIGATION TO CLOSE

          25. CONDITIONS PRECEDENT TO SUBSIDIARY'S AND REGENT'S OBLIGATIONS. If at the Closing Date the following conditions are satisfied, Subsidiary, subject to the provisions of paragraph 24, shall be obligated (and Regent shall be obligated to cause Subsidiary) to consummate the Merger in accordance with the terms and conditions of this Agreement:

               (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Faircom contained herein or in any list, certificate or document delivered pursuant to the terms hereof shall be true in all material respects as of the date of this Agreement and as of and at the Closing Date as though made on such date except for changes (i) expressly permitted or contemplated by this Agreement; or (ii) in the ordinary course of business which are not individually, or in the aggregate, material and adverse. Faircom shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by Faircom on or prior to the Closing Date. Faircom shall have delivered to Regent a certificate dated the Closing Date and signed by an officer of Faircom attesting to the above.

               (b) DELIVERY OF CLOSING DOCUMENTS. Faircom shall have delivered to Subsidiary the Closing Documents described in Paragraph 27 of this Agreement.

               (c) FAIRCOM LICENSES. Faircom shall be the holder of the Faircom Licenses, and such Faircom Licenses shall be free and clear of conditions, competing applications, petitions to deny, complaints, appeals or any restrictions as might materially limit the operation or prospects of the Faircom Stations as presently authorized.

               (d) CONSENTS. On the Closing Date, each person, association, corporation or other entity, the consent or approval of which to the surrender and exchange of the Faircom Stock and the Merger of Faircom into Subsidiary, as herein provided (other than dissenting Faircom Stockholders), is then required shall have duly consented thereto, and all other consents required under the terms of the material contracts, leases and agreements identified on Exhibits 2l(t), 21(k-1) and 21(i) and under subparagraphs 21(mm)(vi) and (vii) shall have been obtained.

                              -A57-

               (e) FINAL ORDER. The Commission's Order shall have become a Final Order, unless the failure to obtain the Final
Order is caused by the action or inaction of Regent.

               (f) ADVERSE PROCEEDINGS. As of the Closing Date, no suit, action, claim or governmental proceeding or investigation shall be pending or shall have been instituted, taken, presented or threatened against Faircom which makes unlawful the carrying out of this Agreement, causes this Agreement to be rescinded, or imposes a lien on or requires Regent to divest itself of any of the Faircom Broadcast Assets.

               (g) EXAMINATION OF REAL PROPERTY. Regent shall have conducted and/or obtained a satisfactory review and examination of the title to and condition of all real property owned by Faircom (including such environmental assessments of said properties as may be currently in existence or as Regent may elect to have conducted at its expense, to be completed within sixty (60) days after the execution of this Agreement).

               (h) DISSENTERS' RIGHTS. Holders of less than ten percent (10%) (excluding Blue Chip or Miami Valley) of the outstanding Faircom Stock shall have taken all necessary steps to be entitled pursuant to the provisions of Section 262 of the Delaware Code to make a written demand for payment of the fair value of their shares.

               (i) FAIRCOM INFORMATION. Faircom shall have provided to Regent all of the Faircom Information for inclusion in the Registration Statement.

               (j) STOCKHOLDER APPROVAL. The Faircom stockholders shall have approved this Agreement and the Merger contemplated herein.

               (k) REGISTRATION STATEMENT. The Registration
Statement shall have been declared effective, unless the failure to obtain such effectiveness is caused by the actions or inactions of Regent.

               (l) REGENT FINANCING; ACQUISITION OF PARK LANE. Regent shall have raised and/or shall have commitments for at least $13,700,000 of cash equity and additional bank financing sufficient to finance the acquisition of the assets of the Park Lane Stations, free and clear of all liabilities other than the contracts, leases and agreements to be assumed by Regent, and the closing of such acquisition shall have occurred prior to or concurrently with the Closing hereunder.

               (m) TAX OPINION OF REGENT'S COUNSEL. Regent shall have received from Strauss & Troy, its legal counsel, to the effect that the Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code, on the basis of the facts, representations and assumptions set forth in such opinion.

               (n) CONVERSION OF FAIRCOM SUBORDINATED NOTES. The holders of the Faircom Subordinated Notes shall have converted such Notes (other than the Optional Faircom Subordinated Notes) into Faircom Common Stock on or before the Closing Date.

                              -A58-

                CONDITIONS PRECEDENT TO FAIRCOM'S
                ---------------------------------
                       OBLIGATION TO CLOSE
                       -------------------

          26. CONDITIONS PRECEDENT TO FAIRCOM'S OBLIGATIONS. If at the Closing Date the following conditions are satisfied, Faircom, subject to the provisions of Paragraph 24, shall be obligated to consummate the Merger in accordance with the terms and conditions of this Agreement:

               (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Regent and Subsidiary contained herein or in any list, certificate or document delivered pursuant to the provisions hereof shall be true in all material respects as of the date of this Agreement and as of and at the Closing Date as though made on such date except for changes (i) expressly permitted or contemplated by this Agreement; or (ii) in the ordinary course of business which are not individually, or in the aggregate, material and adverse. Regent and Subsidiary shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by Regent and Subsidiary on or prior to the Closing Date, including without limitation taking all necessary and proper corporate action to enter into this Agreement and to consummate the transactions referred to or set forth in this Agreement. Regent and Subsidiary shall have delivered to Faircom a certificate dated the Closing Date and signed by an officer of each entity attesting to the above.

               (b) CONSIDERATION. All consideration as set forth under paragraphs 12 and 13 of this Agreement which is due on the Closing Date shall have been paid in accordance with the terms of this Agreement.

               (c) DELIVERY OF CLOSING DOCUMENTS. Regent and
Subsidiary shall have delivered to Faircom the Closing Documents described hereafter in paragraph 28 of this Agreement.

               (d) REGENT LICENSES. Regent shall be the holder of the Regent Licenses, and such Regent Licenses shall be free and clear of conditions, competing applications, petitions to deny, complaints, appeals or any restrictions as might materially limit the operation or prospects of the Regent Station and the Park Lane Stations as presently authorized.

               (e) FINAL ORDER. The Commission's Order shall have become a Final Order, unless the failure to obtain the Final
Order is caused by the actions or inactions of Faircom.

               (f) CONSENTS. On the Closing Date, each person, association, corporation or other entity, the consent or approval of which to the issuance and delivery of the Preferred Stock, if applicable, and the Merger of Faircom into Subsidiary, as herein provided, is then required shall have duly consented or approved such merger.

               (g) ADVERSE PROCEEDINGS. As of the Closing Date, no suit, action, claim or governmental proceeding or investigation shall be pending or shall have been instituted, taken, presented or threatened against Regent or Subsidiary which

                              -A59-
makes unlawful the carrying out of this Agreement, or causes it to be rescinded.

               (h) ISSUANCE OF PREFERRED STOCK. The issuance of the Preferred Stock pursuant to the terms of this Agreement shall be legally permitted by all applicable laws and regulations and shall be issued pursuant to an effective registration statement filed with the SEC and pursuant to applicable state securities laws.

               (i) EXAMINATION OF REAL PROPERTY. Faircom shall have conducted and/or obtained a satisfactory review and examination of the title to and condition of all real property owned by Regent (including such environmental assessments of said properties as may be currently in existence or as Faircom may elect to have conducted at its expense, to be completed within sixty (60) days after the execution of this Agreement).

               (j) REGENT FINANCING; ACQUISITION OF PARK LANE. Regent shall have raised and/or shall have commitments for at least $13,700,000 of cash equity and additional bank financing sufficient to finance the acquisition of the assets of the Park Lane Stations, free and clear of all liabilities other than the contracts, leases and agreements to be assumed by Regent, and the closing of such acquisition shall have occurred prior to or concurrently with the Closing hereunder.

               (k) STOCKHOLDER APPROVAL. The Faircom Stockholders shall have approved this Agreement and the Merger contemplated herein.

               (l) REGISTRATION STATEMENT. The Registration
Statement shall have been declared effective.

               (m) TAX OPINION. The Tax Opinion shall not have been withdrawn with reasonable justification, unless such withdrawal is caused by the action or inaction of Faircom.

               (n) FAIRNESS OPINION. The Fairness Opinion shall not have been withdrawn with reasonable justification, unless such withdrawal is caused by the action or inaction of Faircom.

               (o) TAX OPINION OF REGENT'S COUNSEL. Strauss & Troy, legal counsel to Regent, shall have delivered to Faircom an opinion, in form and substance reasonably satisfactory to Faircom, to the effect that the Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code, on the basis of the facts, representations and assumptions set forth in such opinion.

                        CLOSING DOCUMENTS

          27. CLOSING DOCUMENTS TO BE DELIVERED BY FAIRCOM. On the Closing Date, Faircom shall deliver to Regent and Subsidiary:

               (a) A certificate signed by the President of Faircom to the effect set forth in paragraph 25(a) hereof.

               (b) Such other assignments, documents and instruments as counsel for Regent and Subsidiary may reasonably require.

                              -A60-

               (c) An opinion of Fulbright & Jaworski L.L.P., as legal counsel for Faircom, in form satisfactory to counsel for Regent and Subsidiary, dated the Closing Date, to the effect as set forth in Exhibit 27(c) attached hereto.

               (d) Copies of resolutions of Faircom's Board of Directors and the Faircom stockholders authorizing the execution, delivery and performance of this Agreement and all instruments referred to herein to which Faircom or the Faircom Stockholders are a party, certified by its corporate secretary or an assistant secretary as being in full force and effect without modification or amendment.

               (e) All necessary consents to be obtained by Faircom as set forth under paragraph 25(d).

               (f) The Faircom Financials, certified as true and correct pursuant to an officer's certificate of Faircom.

               (g) Certified copies of the Certificate of Incorporation and certificate of good standing for Faircom and each of the Faircom Subsidiaries from the Secretary of State of its state of incorporation and each other state in which it is qualified as a foreign corporation to do business and a certificate or other evidence of good standing as to payment of any applicable taxes from the appropriate taxing authority of each of such states, each dated a recent date prior to the Closing Date.

               (h) Copies of the Bylaws of Faircom and each of the Faircom Subsidiaries, certified in each case as of the Closing Date by its corporate secretary or an assistant secretary.

               (i) Signature and incumbency certificates of Faircom's officers executing this Agreement.

          28. CLOSING DOCUMENTS TO BE DELIVERED BY REGENT AND
SUBSIDIARY. On the Closing Date, Regent and Subsidiary shall deliver to the Trustee:

               (a) Certificates for the number of shares of Preferred Stock to be issued in accordance with Paragraphs 12 and 13 hereof.

               (b) An opinion of Strauss & Troy, counsel for
Regent and Subsidiary, in form satisfactory to counsel for Faircom and dated the Closing Date to the effect as set forth in
Exhibit 28(b) attached hereto.

               (c) A certificate signed by the President of Regent and Subsidiary to the effect set forth in paragraph 26(a) hereof.

               (d) Copies of resolutions of the Boards of Directors of Regent and Subsidiary and Regent as sole stockholder of Subsidiary authorizing the execution, delivery and performance of this Agreement and all instruments referred to herein to which Regent or Subsidiary is a party, certified by its corporate secretary or an assistant secretary as being in full force and effect without modification or amendment.

                              -A61-

               (f) A certified copy of a resolution of the Board of Directors of Regent authorizing the issuance of the shares of Preferred Stock to be transferred to the Faircom Stockholders by Subsidiary.

               (g) All necessary consents to be obtained by Regent and Subsidiary as set forth in Paragraph 25(d).

               (h) The Regent Financials, certified as true and correct pursuant to an officer's certificate of Regent.

               (i) Certified copies of the Certificate of Incorporation and certificate of good standing for Regent and each of the Regent Subsidiaries from the Secretary of State of its state of incorporation and each other state in which it is qualified as a foreign corporation to do business and a certificate or other evidence of good standing as to payment of any applicable taxes from the appropriate taxing authority of each of such states, each dated a recent date prior to the Closing Date.

               (j) Copies of the Bylaws of Regent and each of the Regent Subsidiaries, certified in each case as of the Closing
Date by its corporate secretary or an assistant secretary.

               (k) Signature and incumbency certificates of Regent's officers executing this Agreement.

          29.  [Reserved].

          30. TERMINATION. This Agreement constitutes the binding and irrevocable agreement of the parties to consummate the transactions contemplated hereby, the consideration for which is
(i) the covenants set forth herein and (ii) expenditures and obligations incurred and to be incurred by Regent and Subsidiary, on the one hand, and by Faircom, on the other hand, in respect of this Agreement, and this Agreement may be terminated or abandoned only as follows:

               (a) By the mutual consent of the Boards of Directors of Faircom and Regent, notwithstanding prior approval by the stockholders of either or both of such corporations;

               (b) By the Boards of Directors of Regent and
Faircom in accordance with their respective rights under Paragraph 24;

               (c) By the Board of Directors of Faircom after
June 1, 1998, if any of the conditions set forth in Paragraph 26, to which Faircom's obligations are subject, have not been fulfilled or waived, unless such fulfillment has been frustrated or made impossible by Faircom's act or failure to act;

               (d) By the Board of Directors of Regent after June
1, 1998, if any of the conditions set forth in Paragraph 25, to which the obligations of Regent are subject, have not been fulfilled or waived, unless such fulfillment has been frustrated or made impossible by Regent's act or failure to act;




                              -A62-

               (e) By the Board of Directors of Faircom if in the exercise of its good faith determination and in the exercise of its reasonable business judgment, as set forth in Paragraph 12D, as to its fiduciary duties to the Faircom Stockholders imposed by law, the Board of Directors decides that such termination is required.

               (f) By the Boards of Directors of either Regent or Faircom if the Commission fails, on its own and through no breach on the part of Regent or Faircom, to give its consent to the transfers of control contemplated hereunder in sufficient time to permit a Closing Date no later than June 1, 1998, or if the FCC application for such transfers should be set for evidentiary hearing (other than a hearing at which only oral arguments are to be presented) by the Commission for any reason; provided, however, that the terminating party may not so terminate this Agreement if it is in material breach under any provision of this Agreement, or if such Commission consent has been given in sufficient time prior to the delivery of written notice of termination to permit a Closing Date on or before June 1, 1998.

          31.  REMEDIES ON TERMINATION OF AGREEMENT OR DEFAULT
               PRIOR TO CLOSING.
               -----------------------------------------------

               (a) In the event this Agreement is terminated solely because of a material breach by Subsidiary or Regent prior to Closing of any term contained in this Agreement or any warranty or representation contained herein, Faircom may terminate this Agreement only if Faircom has given Subsidiary or Regent, as the case may be, thirty (30) days' written notice (or such lesser number of days as are remaining until June 1, 1998 if such breach occurs prior to June 1, 1998) of the specific nature of the breach and Subsidiary or Regent have failed to correct it within that period.

               (b) In the event of a material breach by Faircom prior to Closing of any term or material covenant contained in this Agreement or any warranty or representation contained herein, Regent and Subsidiary may, at their option, terminate the Agreement and Regent and Subsidiary may recover damages from Faircom or, without terminating this Agreement, obtain specific performance of this Agreement, which Faircom acknowledges is an appropriate remedy because the actual damages recoverable at law may be inadequate or there may not be any other adequate remedy at law. The rights conferred by this subparagraph may not be exercised unless either Subsidiary or Regent has given Faircom thirty (30) days' written notice (or such lesser number of days as are remaining until June 1, 1998 if such breach occurs prior to June 1, 1998) of the specific nature of the breach and Faircom has failed to correct it within that period.

               (c) Notwithstanding the provisions of
subparagraphs 30(a) and (b) above, neither party shall be entitled to damages or expenses from the other in the event this Agreement fails to close solely due to the failure to obtain in a timely manner the Final Order or to obtain the consent of the Faircom Stockholders described in paragraph 21(mm)(vi), provided that such failure is not attributable, in whole or in part, to circumstances or events within the control of a party hereto or to the failure of such party to use its best efforts to obtain

                              -A63-
such Final Order or, except as contemplated by subparagraph
30(e), Faircom Stockholder consent.

               (d) Except as provided in subparagraphs (e) and
(f) below, and except as provided in the immediately succeeding sentence, in the event of a termination of this Agreement pursuant to Paragraph 30, each party shall pay the costs and expenses incurred by it in connection with this Agreement, and no party (or any of its officers, directors, employees, agents, representatives or stockholders) shall be liable to any other party for any costs, expenses, damage or loss of anticipated profits hereunder.
In the event of any termination of this Agreement, the parties shall retain any and all rights attendant to a breach of any covenant, representation or warranty hereunder.

               (e) In the event this Agreement is terminated by Faircom in accordance with subparagraph 30(e), or in the event this Agreement is not terminated but the Faircom stockholders do not approve the Merger and, within one year from the date of the Faircom Stockholders' meeting, Faircom consummates a transaction pursuant to a Superior Proposal, Faircom shall promptly pay to Regent a fee in the amount of $1,650,000.

               (f) In the event this Agreement is terminated by Faircom in accordance with subparagraph 31(a) above, Regent shall promptly pay to Faircom $300,000 plus any out-of-pocket expenses incurred by Faircom in connection with this transaction in excess of $300,000; provided that such expenses must be properly documented by Faircom and shall be reasonable and charged at customary hourly rates; and provided further, that in no event shall Regent be required to pay to Faircom more than $823,000 in the aggregate.

               (g) The parties acknowledge and agree that any and all amounts paid by any party to the other pursuant to the provisions of this Paragraph 31 shall constitute liquidated damages.

          32. BROKERAGE. The parties agree that other than The Crisler Company, no broker or finder was connected with or brought about this transaction. Of the fees due to The Crisler Company, Regent will pay $150,000, and will be entitled to a reduction of the consideration to be paid for the Faircom Stock for the balance of $50,000 to be paid by Faircom, as a reduction of Net Working Capital.

          33. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations, warranties, covenants and agreements herein contained shall be deemed and construed to be continuing representations, warranties, covenants, and agreements which shall survive the consummation of this transaction; and neither the acceptance of delivery of the Regent Stock nor any other consideration hereunder shall constitute a waiver of any covenant, representation, or warranty herein contained. Regent and Subsidiary, on the one hand, and Faircom, on the other, shall remain liable to each other for any damage (subject to the limitations contained in this Agreement) resulting from any

                              -A64-
breach, failure, non-performance or non-fulfillment of any of their respective covenants, representations or warranties herein, notwithstanding that the injured party may elect to close this transaction with such breach outstanding. No waiver or forbearance by either party in any instance shall constitute or be deemed a waiver or forbearance in any other instance. Any party hereto may waive the conditions to its performance hereunder other than those pertaining to regulatory approval.

                    MISCELLANEOUS PROVISIONS

          34. EMPLOYMENT AGREEMENT. Prior to the mailing of the Registration Statement and effective as of the Closing, Regent and the Chairman and Chief Executive Officer of Faircom shall execute an employment agreement (the "Employment Agreement"). The Employment Agreement shall be substantially in the form attached as Exhibit 34 hereto, with such additional terms and conditions as may be mutually agreed to by the various parties thereto.

          35. HEADINGS. The headings of paragraphs of this Agreement are for convenience of reference only, and do not form a part hereof, and do not in any way modify, interpret or construe the meanings of the parties.

          36. EXECUTION. This Agreement may be executed in one or more counterparts, all of which shall be construed to be one and the same Agreement, and shall become effective when one counterpart has been signed by each party and delivered to the others hereto.

          37. NOTICES. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing, including by facsimile, and shall be deemed to have been duly delivered and received on the date of personal delivery, on the third day after deposit in the U.S. mail if mailed by registered or certified mail, postage prepaid and return receipt requested, on the day after delivery to a nationally recognized overnight courier service if sent by an overnight delivery service for next morning delivery or when dispatched by facsimile transmission (with the facsimile transmission confirmation being deemed conclusive evidence of such dispatch) and shall be addressed to the following addresses, or to such other address as any party may request, in the case of Faircom, by notifying Regent, and in the case of Regent or Subsidiary, by notifying Faircom:

               If to Regent or Subsidiary:

               Terry S. Jacobs, Chairman
               Regent Communications, Inc.
               50 East RiverCenter Blvd., Suite 180
               Covington, Kentucky 41011
               Fax: (606) 292-0352

               copy to:

               Strauss & Troy
               2100 PNC Center
               201 East Fifth Street
               Cincinnati, Ohio 45202
               Attn: Alan C. Rosser, Esq.
               Fax: (513) 241-8289
                              -A65-

               If to Faircom:

               Joel M. Fairman, Chairman
               Faircom Inc.
               333 Glen Head Road
               Old Brookville, New York 11545
               Fax: (516) 676-2631

               copy to:

               Fulbright & Jaworski L.L.P.
               666 Fifth Avenue
               New York, N.Y. 10103
               Attn: Anthony Pantaleoni, Esq.
               Fax: (212) 752-5958

               and a copy to:

               Taft Stettinius & Hollister
               1800 Star Bank Center
               425 Walnut Street
               Cincinnati, Ohio 45202-3957
               Attn: Gerald S. Greenberg, Esq.
               Fax: (513) 381-0205

          38. DISCLOSURE. The parties hereto agree that the subject matter of this Agreement is one of the utmost confidentiality and the release of information is a matter of great importance to such parties. The parties hereto agree that no disclosure of any aspect of this Agreement, no press release or other publicity shall be released by either party without the consent of the other; provided, however, the parties hereto may release any information that is required by state or federal law, customarily transmitted to any potential or present senior lender, or a matter of public record on file with the Commission.

          39. RECEIPT OF PREFERRED STOCK. Receipt of the shares of the Preferred Stock by a Faircom Stockholder shall be deemed to be acceptance, ratification and consent by said Faircom Stockholder in all respects to the terms and provisions of this Agreement.

          40. ENTIRE AGREEMENT. This Agreement, together with the
Exhibits hereto, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof.

          41. GOVERNING LAW. This Agreement shall be construed and governed in accordance with the laws of the State of Delaware without reference to its conflicts of laws provisions.

          42. SUCCESSORS AND ASSIGNS. Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto (whether by operation or law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

                              -A66-

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

WITNESS:                      FAIRCOM INC.

/s/                           By:   /s/ Joel M. Fairman
--------------------------         -----------------------------
                              Its:  Chairman and Ceo
                                    ----------------------------

WITNESS:                      REGENT MERGER CORP.

/s/                           By:   /s/ Terry S. Jacobs
--------------------------         -----------------------------
                              Its:  Chairman and Ceo
                                   -----------------------------

WITNESS:                      REGENT COMMUNICATIONS, INC.

/s/                           By:   /s/ Terry S. Jacobs
--------------------------         -----------------------------
                              Its:  Chairman and Ceo
                                   -----------------------------

The undersigned, Blue Chip Capital Fund II Limited Partnership and Miami Valley Venture Fund L.P., hereby consent and agree to the terms and conditions of the foregoing Merger Agreement (except that such parties shall not be subject to or bound by the representations, warranties or covenants made therein by Faircom) and do hereby covenant and agree that (i) they will convert at least $7.5 million of the outstanding principal amount of Faircom Subordinated Notes into Faircom Common Stock not later than immediately prior to Effectiveness; and (ii) they will enter into an agreement with Faircom to the effect that, upon such conversion, they will have no voting rights with respect to the Faircom Stock into which such Notes are converted until such time as approval of the Commission is no longer required.

                    BLUE CHIP CAPITAL FUND II LIMITED
                    PARTNERSHIP

                    By: Blue Chip Venture Company, Ltd.
                        Its General Partner

                    By: /s/ John H. Wyant
                      -----------------------------------
                                John H. Wyant
                                Its:  Manager

                    MIAMI VALLEY VENTURE FUND L.P.
                    By: Blue Chip Venture Company of Dayton, Ltd.
                               Its Special Limited Partner

                    By: /s/ John H. Wyant
                       ----------------------------------
                                John H. Wyant
                                Its: Manager





                              -A67-

          I, _________________________, Secretary of Faircom
Inc., a corporation organized and existing under the laws of the State of Delaware ("Faircom"), hereby certify, as such Secretary, that the Agreement of Merger dated December ______, 1997 between Faircom, Regent Merger Corp. and Regent Communications, Inc., to which this certificate is attached, was duly submitted to the Faircom Stockholders at a special meeting of said Faircom Stockholders called and held after at least 20 days' notice by mail as provided by Section 251 of Title 8 of the General Corporation Law of the State of Delaware on the ________ day of __________________, 199___, for the purpose, among other things, of consideration and taking action upon the proposed Agreement of Merger; that _____________ shares of common stock of Faircom were on said date issued and outstanding; that the proposed Agreement of Merger was approved by the affirmative vote of the holders of a majority of the total number of shares of the outstanding common stock of Faircom entitled to vote thereon, and that thereby the Agreement of Merger was at such meeting duly adopted as the act of the Faircom Stockholders and the duly adopted agreement of such corporation.

          WITNESS my hand on this ________ day of
________________, 199___.

                              ---------------------------------
                                        Secretary

          I, ______________________, Secretary of Regent Merger Corp., a corporation organized and existing under the laws of the State of Delaware ("Subsidiary"), hereby certify, as such Secretary, that the Agreement of Merger dated December _____, 1997, between Faircom Inc., Subsidiary and Regent Communications, Inc., to which this certificate is attached, was duly consented to in writing by Regent Communications, Inc., the holder of all the outstanding stock of Subsidiary, in accordance with Section 228 of Title 8 of the General Corporation Law of the State of Delaware and thereby such Agreement of Merger was duly adopted as the act of the stockholder of Subsidiary, and the duly adopted agreement of such corporation.

          WITNESS my hand on this _________ day of __________________, 199___.


                              ---------------------------------
                                        Secretary
















                              -A68-

          The above Agreement of Merger, having been approved by the Board of Directors of each of Faircom Inc. and Subsidiary, and having been adopted separately by the stockholders of Faircom Inc. and the stockholder of Subsidiary, in accordance with the provisions of the General Corporation Law of the State of Delaware, and that fact having been certified on said Agreement of Merger by the Secretary of each of Faircom Inc. and Subsidiary, the ____________ of Faircom Inc. and the ______________ of Regent Merger Corp., do now hereby execute the said Agreement of Merger by authority of the directors and stockholders of Faircom Inc. and the directors and stockholder of Regent Merger Corp., as the respective act, deed and agreement of each of such corporations, on this _____ day of _____________, 199___.

WITNESS:                      FAIRCOM INC.


-------------------------     By: --------------------------
                              Its: -------------------------


WITNESS:                      REGENT MERGER CORP.


------------------------
                              By: --------------------------
                              Its: -------------------------


































                              -A69-
                                                       EXHIBIT 3
                                                       ---------


                     NOTE PURCHASE AGREEMENT
                     -----------------------


     Note Purchase Agreement dated as of February 13, 1998 among Blue Chip Capital Fund II Limited Partnership ("Blue Chip"), Miami Valley Venture Fund L.P. ("Miami") and PNC Bank, National Association, Trustee (No. 1061291) (in its capacity as such, "Trustee"). The parties hereby agree as follows:

     1. Simultaneously with the execution hereof, each of Blue Chip and Miami sells to Trustee, and Trustee purchases from Blue Chip and Miami, the principal amounts of Class A Convertible Subordinated Promissory Notes ("Class A Notes") and Class B Convertible Subordinated Promissory Notes ("Class B Notes" and, together with the Class A Notes, the "Notes") of Faircom Inc., a Delaware corporation ("Faircom"), set forth on Exhibit 1 hereto for the prices set forth on such Exhibit 1, and Trustee is paying such purchase price to Blue Chip and Miami by wire transfer.

     2. Each of Blue Chip and Miami, severally and not jointly, represents and warrants to Trustee as follows:

          a. It is a limited partnership duly organized and validly existing under the laws of the State of Delaware with full partnership power to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly approved by all necessary partnership action on its behalf and will not conflict with any provision of its Agreement of Limited Partnership or any agreement to which it is a party. This Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

          b. The Notes to be sold by it pursuant to this Agreement are owned by it free and clear of any lien, charge or encumbrance, except as set forth in this Agreement. To the best of its knowledge, no Event of Default (as defined in the Notes), or event or condition which upon notice or passage of time would become an Event of Default, exists with respect to the Notes.

     3. Trustee represents and warrants to each of Blue Chip and Miami as follows;

          a. Trustee has full power and authority under the related trust agreement (the "Trust Agreement") to execute and deliver this Agreement and to perform its obligations hereunder.
The execution, delivery and performance of this Agreement by Trustee have been duly approved on its behalf and will not conflict with any provision of the Trust Agreement or any other agreement to which it is a party. This Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

          b. Trustee is acquiring the Notes, and will acquire any securities issued upon conversion thereof, for its own account for investment and without any intent to dispose of them in violation of applicable securities laws. Trustee is a sophisticated investor and has had an opportunity to investigate the business and affairs of Faircom and is not relying on any representation or warranty with respect thereto of Blue Chip or
Miami.   Trustee has reviewed Faircom's most recent Annual Report
on Form 10-K and all filings made by Faircom with the Securities and Exchange Commission since the date thereof. Neither Blue Chip nor Miami has made any representation or warranty as to the value or collectibility of the Notes. Trustee is an "accredited investor" as defined under Rule 501(a)(8) under the Securities Act of 1933.

          c. Trustee has received and read the Securities Purchase Agreement dated as of June 30, 1997 among Blue Chip, Miami, Faircom and Faircom's subsidiaries (the "Securities Purchase Agreement"), the forms of the Notes, the Intercreditor and Subordination Agreement dated as of June 30, 1997 among Faircom and its subsidiaries, Blue Chip, Miami and AT&T Commercial Finance Corporation (the "Senior Lender") and the Acknowledgement and Reaffirmation thereof dated as of January 22, 1998 (collectively, the "Subordination Agreement"), and the Agreement of Merger dated as of December 5, 1997 among Faircom, Regent Merger Corp., Regent Communications, Inc. ("Regent"), Blue Chip and Miami (the "Merger Agreement"), the current draft of Regent's Registration Statement on Form S-4 relating to the transaction contemplated by the Merger Agreement.

     4. The parties acknowledge that the Notes have been issued pursuant to the provisions of the Securities Purchase Agreement and are entitled to the benefits thereof. Blue Chip and Miami hereby assign to Trustee a pro-rata portion of their rights under the Securities Purchase Agreement and Trustee agrees to be bound by the terms thereof. The parties agree that any action which may be taken under the Securities Purchase Agreement by the Investors (as defined therein) shall be taken only as directed by a majority in interest of such Investors.

     5. The parties acknowledge that the rights of the Investors and the holders of the Notes are subject to the provisions of the Subordination Agreement. Trustee hereby agrees to comply with the terms of the Subordination Agreement applicable to Blue Chip and Miami as if Trustee were a party thereto. The parties further agree that consummation of the transactions contemplated hereby is subject to the consent of the Senior Lender substantially in the form of Exhibit A hereto.

     6. The parties acknowledge that, pursuant to the Merger Agreement, Blue Chip and Miami have agreed to convert a portion of the Notes into common stock of Faircom as provided therein. Trustee will convert all of the Notes acquired by Trustee hereunder into common stock of Faircom pursuant to the Merger Agreement and Blue Chip and Miami hereby assign to Trustee a pro-rata portion of their rights and obligations under the Merger Agreement and Trustee agrees to be bound by the terms thereof. Trustee agrees to exercise any rights under the Merger Agreement (other than such conversion rights and any rights of a holder of securities of Regent under its Articles of Incorporation and related agreements) in the same manner and at the same time as they are exercised by Blue Chip and Miami.

     7. Notices, consents and other communications under this agreement shall be in writing and shall be deemed to have been duly given when (a) delivered by hand or (b) sent by telecopier (with receipt confirmed), provided that a copy is mailed by Federal Express or other express delivery service, in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses, and telecopier numbers as a party may designate as to itself by notice to the other parties).

          a.   If to Blue Chip or Miami:

               c/o Blue Chip Venture Company, Ltd.
               2000 PNC Center
               201 East Fifth Street
               Cincinnati, Ohio  45202
               Telecopier No.: 513-723-2306
               Attention:  John H. Wyant

               with a copy to:

               Taft, Stettinius & Hollister LLP
               1800 Star Bank Center
               425 Walnut Street
               Cincinnati, Ohio  45202
               Telecopier No.:  513-381-0205
               Attention:  Gerald S. Greenberg, Esq.

          b.   If to Trustee:

               PNC Bank, National Association
               201 East Fifth Street, Fifth Floor
               Cincinnati, Ohio 45202
               Telecopier No.: 513-651-8461
               Attention:  Patricia S. Grelle (1061291)

               with a copy to:

               Frost & Jacobs
               2500 PNC Center
               201 East Fifth Street
               Cincinnati, Ohio 45202
               Telecopier No.:  513-651-6981
               Attention:  Albert E. Heekin III, Esq.

     8.  Miscellaneous.
         -------------

          a.   Expenses.  Each party shall bear its own expenses
               --------
incident to the preparation, negotiation, execution and delivery of this Agreement and the performance of its obligations hereunder.

          b.   Payment.  A wire transfer or check shall not
               -------
discharge any obligation of payment under this Agreement and is accepted subject to collection.

          c.   Captions.  The captions in this Agreement are for
               --------
convenience of reference only and shall not be given any effect in the interpretation of this agreement.

          d.   No Waiver.  The failure of a party to insist upon
               ---------
strict adherence to any obligation of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

          e.   Exclusive Agreement; Amendment.  This Agreement
               ------------------------------
supersedes all prior agreements among the parties with respect to its subject matter, is intended (together with the documents referred to herein) as a complete and exclusive statement of the terms of the agreement among the parties with respect thereto, and cannot be changed or terminated orally.

          f.   Counterparts.  This Agreement may be executed in
               ------------
two (2) or more counterparts each of which shall be considered an original.

          g.   Governing Law.  This Agreement shall be governed
               -------------
by the internal law of the State of Ohio, without regard to the conflicts of law principles thereof.

          h.   Attorney's Fees.  In any action or proceeding
               ---------------
brought by a party to enforce any provision of this Agreement, the prevailing party shall be entitled to recover the reasonable costs and expenses incurred by it in connection with that action or proceeding (including, but not limited to, attorney's fees).

          i.   Designation of Forum and Consent to Jurisdiction.
               ------------------------------------------------
The parties hereto (a) designate the United States District Court for the Southern District of Ohio, Western Division, or the Court of Common Pleas, Hamilton County, Ohio, as the forum where all matters pertaining to this Agreement may be adjudicated, and
(b) by the foregoing designation, consent to the exclusive jurisdiction and venue of such court for the purpose of adjudicating all matters pertaining to this Agreement.

          j.   Waiver of Jury Trial.  As a specifically bargained
               --------------------
inducement for each other party to enter into this Agreement, each of the parties hereto waives any right it may have to have a jury participate in resolving any dispute arising out of or related to this Agreement. Instead, any such disputes resolved in court shall be resolved in a bench trial without a jury.

          k.   Binding Agreement.  This Agreement shall be
               -----------------
binding upon all parties hereto, their successors and assigns, and shall inure to the benefit of the parties hereto, their successors and assigns.

                              BLUE CHIP CAPITAL FUND II LIMITED
                              PARTNERSHIP

                              By: BLUE CHIP VENTURE COMPANY, LTD.
                                  its General Partner

                                  By:    /s/ John H. Wyant
                                      ---------------------------

                                  Its: Manager


                              MIAMI VALLEY VENTURE FUND, L.P.

                              By: BLUE CHIP VENTURE COMPANY OF
                                   DAYTON, LTD.
                                  its Special Limited Partner

                                  By:    /s/ John H. Wyant
                                      ---------------------------

                                  Its: Manager


                              PNC BANK, NATIONAL ASSOCIATION,
                                   TRUSTEE


                              By:    /s/ Ronald J. Retzler
                                   -------------------------------

                              Its: Senior Vice President

                                Exhibit 1
                                ---------

                            Class A      Class B
                             Notes        Notes         Price(1)
                            -------      -------        -----

Blue Chip Capital Fund II
Limited Partnership         $500,000     $350,000     $  850,000

Miami Valley Venture
Fund L.P.                     88,235       61,765        150,000
                            --------     --------     ----------

               Total        $588,235     $411,765     $1,000,000


(1) Plus accrued interest at 7% per annum from June 30, 1997 to Closing, to be paid when interest on the Notes is paid.